Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LUPERT LTD.,

RENDEL AMARE LTD.,

AND

SYNERON MEDICAL LTD.

DATED AS OF APRIL 2, 2017

- ii -

3.22.	Insurance	34
3.23.	Anti-Takeover Statutes	34
3.24.	Shareholder Vote Required	34
3.25.	Proxy Statement	34
3.26.	Opinion Of Financial Advisor	34
3.27.	Broker’s Fees	35
3.28.	Transactions with Affiliates	35
3.29.	No Other Representations or Warranties	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		35

4.1.	Corporate Organization	35
4.2.	Authority; No Violation	36
4.3.	Consents and Approvals	36
4.4.	Equity Financing	37
4.5.	Broker’s Fees	37
4.6.	Proxy Statement	37
4.7.	Ownership of Ordinary Shares	38
4.8.	Absence of Litigation	38
4.9.	No Other Representations or Warranties	38

ARTICLE V COVENANTS AND AGREEMENTS		39

5.1.	Conduct of Business Prior to the Effective Time	39
5.2.	Access to Information	43
5.3.	Proxy Statement and Company Shareholders Meeting	43
5.4.	No Solicitation	45
5.5.	Reasonable Best Efforts	50
5.6.	Employees; Employee Benefit Plans	51
5.7.	Indemnification; Directors’ and Officers’ Insurance	52
5.8.	Publicity	54
5.9.	Notice of Certain Matters	54
5.10.	Anti-takeover Laws	54
5.11.	Shareholder Litigation	55
5.12.	NASDAQ Delisting	55
5.13.	Merger Proposal	55
5.14.	Directors	56
5.15.	Financing Assistance from Company	56
5.16.	Tax Rulings	57

ARTICLE VI CONDITIONS PRECEDENT		59

6.1.	Conditions to Each Party’s Obligation to Effect the Merger	59
6.2.	Conditions to Obligations of Parent	60
6.3.	Conditions to Obligations of the Company	60

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ARTICLE VII TERMINATION AND AMENDMENT		61

7.1.	Termination	61
7.2.	Effect of Termination	63

ARTICLE VIII GENERAL PROVISIONS		65

8.1.	Non-survival of Representations, Warranties and Agreements	65
8.2.	Amendment	65
8.3.	Extension; Waiver	65
8.4.	Expenses	65
8.5.	Notices	65
8.6.	Certain Definitions	67
8.7.	Interpretation	74
8.8.	Counterparts	74
8.9.	Entire Agreement; No Third Party Beneficiaries	74
8.10.	Governing Law	75
8.11.	Consent to Jurisdiction	75
8.12.	Specific Performance	76
8.13.	Severability	76
8.14.	Assignment	76
8.15.	Mutual Drafting	77
8.16.	Non-Recourse	77

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INDEX OF DEFINED TERMS

102 Amounts	2.4(e)
102 Trust Period	8.6
102 Trustee	8.6
Acceptable Confidentiality Agreement	8.6
affiliate	8.6
Agreement	Preamble
Alternative Acquisition Agreement	5.4(b)
Approval	8.6
Award Consideration	2.3(b)
Book-Entry Shares	2.4(c)
Bribery Legislation	3.9(e)
Business Day	8.6
Cancelled Shares	2.1(a)
Capital Expenditure Budget	5.1(b)(x)
Certificate of Merger	1.3
Certificates	2.4(b)
Change of Recommendation Notice	5.4(f)(iii)
Charter Documents	3.1(a)
Claims	8.6
Closing	1.2
Closing Date	1.2
Code	8.6
Collective Bargaining Agreement	3.13(a)
Companies Registrar	1.3
Company	Preamble
Company 102 Option	8.6
Company 102 RSU	8.6
Company 102 Securities	8.6
Company 102 Share	8.6
Company Acquisition Proposal	8.6
Company Board	Recitals
Company Board Recommendation Change	5.4(b)
Company Disclosure Schedule	Article III
Company Employees	3.12(a)
Company Option	8.6
Company Recommendation	3.3(b)
Company Related Party	8.6
Company Reports	3.5(a)
Company RSU Award	8.6
Company Shareholder Approval	3.24
Company Shareholders	8.6
Company Shareholders Meeting	5.3(a)
Company Stock Plans	8.6
Company Superior Proposal	8.6
Confidentiality Agreement	5.2(b)
Continuing Employees	5.6(a)
Contract	8.6
control	8.6
D&O Insurance	5.7(b)
Effective Time	1.3
End Date	7.1(c)
Environmental Laws	3.15(a)
Environmental Permits	8.6
Equity Commitment Letter	4.4
Equity Financing	4.4
ERISA	3.12(a)
ERISA Affiliate	3.12(c)
Exchange Act	3.5(a)
Excluded Party	8.6
Fairness Opinion	3.26
FDA	3.17(c)(ii)
Foreign Benefit Plan	3.12(i)
Fund	2.4(a)
Funded Foreign Benefit Plan	3.12(j)
Good Clinical Practices	3.17(c)(iv)
Good Laboratory Practices	3.17(c)(iv)
Go-Shop Period	5.4(a)
Government Official	8.6
Governmental Entity	8.6
Grants	3.21
Health Care Laws	8.6
HSR Act	3.4(a)
ICL	Recitals
Indemnified Parties	5.7(a)
Information Agent	2.5(b)
Infringing	3.14(b)
Insurance Amount	5.7(b)
Intellectual Property	8.6
Interim Options Tax Ruling	5.16(a)
Intervening Event	5.4(f)(i)
Investment Center	8.6
Investors	Recitals
Israeli Employees	3.13(d)
IT Assets	3.14(h)(i)
ITA	2.5(a)
knowledge	8.6
Law	3.4(b)
Leases	3.16(b)
Letter of Transmittal	2.4(b)
Liens	8.6
Material Adverse Effect	8.6
Material Contract	3.10(a)
Materials of Environmental Concern	8.6
Merger	Recitals
Merger Consideration	2.1(b)
Merger Proposal	5.13(a)
Merger Sub	Preamble

- v -

NASDAQ	8.6
No-Shop Period Start Date	5.4(a)
OCS	8.6
OCS Notice	8.6
OFAC	8.6
Open Source Materials	8.6
Option Consideration	2.3(a)
Options Tax Ruling	5.16(a)
Ordinance	2.5(a)
Ordinary Shares	2.1
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	8.6
Parent Plans	5.6(b)
Parent Related Party	8.6
Paying Agent	2.4(a)
Payor	2.5(a)
PBGC	3.12(g)
Performance Standards	8.6
Permits	3.17(b)
Permitted Lien	8.6
person	8.6
Personal Data	3.14(h)(ii)
Plan	3.12(a)
Privacy Laws	3.14(h)(iii)
Privacy Policy	3.14(h)(iv)
Proxy Statement	5.3(a)
R&D Sponsor	3.10(a)(xiv)
Recall	8.6
Registered IP	3.14(a)
Release	8.6
Representatives	5.2(a)
RSU Consideration	2.3(b)
Run Off Policy	5.7(b)
Sanctions	3.9(d)
Sarbanes-Oxley Act	3.5(a)
SEC	8.6
Securities Act	3.5(a)
Significant Supplier	3.19
Subsidiary	8.6
Superior Proposal Notice	5.4(e)(ii)
Surviving Company	1.1
Tax	8.6
Tax Return	8.6
Termination Fee	8.6
Third Party Manufacturers	8.6
Total Consideration	8.6
U.S. GAAP	8.6
Valid Certificate	2.5(a)
Voting Agreement	Recitals
WARN Act	3.13(c)
willful and material breach	7.2(a)
Withholding Tax Ruling	5.16(b)

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 2, 2017 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among Lupert Ltd., a company incorporated under the Laws of the State of Israel (“Parent”), Rendel Amare Ltd., a company incorporated under the Laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), and Syneron Medical Ltd., a company incorporated under the Laws of the State of Israel (the “Company”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth herein and in accordance with the provisions of the Eighth Part, First Chapter of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), Merger Sub shall merge with and into the Company, following which Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors and (iii) resolved to recommend that the Company’s shareholders adopt this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the boards of directors of Parent and Merger Sub have each unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and such transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iv) in the case of Merger Sub, determined to recommend that the shareholder of Merger Sub approve this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company the Equity Commitment Letter, pursuant to which Apax IX USD L.P., Apax IX EUR L.P., Apax IX EUR Co-Investment L.P. and Apax IX USD Co-Investment L.P. (collectively, the “Investors”) have, subject to the terms and conditions set forth therein, committed to provide funds to Parent for the purpose of financing the payment of the Total Consideration and any and all fees, costs and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger;

WHEREAS, Parent, Merger Sub and a certain shareholder of the Company have entered into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), providing that, among other things, subject to the terms and conditions set forth therein, such shareholder will support the Merger and the other transactions contemplated hereby, including by voting to adopt this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, the parties agree as follows:

ARTICLE I
 THE MERGER

1.1.          The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall merge with and into the Company (as the absorbing Company (HaChevra Ha’Koletet) in the Merger), whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the Laws of the State of Israel as the surviving company in the Merger (hereinafter sometimes referred to as the “Surviving Company”) and shall (a) become a private wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub while all rights, liabilities, privileges, debts, duties and powers of the Company shall continue unaffected by the Merger in accordance with the ICL (other than as contemplated by this Agreement and the related transactions hereunder).

1.2.          Closing of the Merger.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place, unless another time, date or place is agreed to in writing by the parties, at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan, Israel, at 10:00 a.m. (local time), no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) set forth in Article VI. The date on which the Closing occurs is the “Closing Date”.

1.3.          Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

1.4.          Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the foregoing and subject to the foregoing, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and (ii) all of the property, assets, rights, privileges, immunities, powers and franchises of Merger Sub and the Company shall vest in the Surviving Company and all of the debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Company.

1.5.          Articles of Association.  The articles of association of the Company, as in effect as of immediately prior to the Effective Time, shall be the articles of association of the Surviving Company following the Merger until thereafter amended in accordance with the provisions thereof and of applicable Law.

1.6.          Board of Directors.  The directors of Merger Sub immediately prior to the Effective Time, with such additional individuals that Parent may designate prior to the Effective Time to serve as directors of the Surviving Company pursuant to Section 5.14, shall be the directors of the Surviving Company as of the Effective Time, each to hold office in accordance with the articles of association of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified, or the earlier of their death, resignation or removal.

1.7.          Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the articles of association of the Surviving Company, until their respective successors are duly appointed, or the earlier of their death, resignation or removal.

ARTICLE II
 CONSIDERATION

2.1.          Effect on Ordinary Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any ordinary shares, par value NIS 0.01 each, of the Company (the “Ordinary Shares”, and each an “Ordinary Share”):

(a)          any Ordinary Shares then held by the Company, Parent, Merger Sub or any entity of which Merger Sub is a direct or indirect wholly owned Subsidiary shall be cancelled and retired and no cash or other consideration shall be delivered in exchange therefor (the “Cancelled Shares”); and

(b)          each Ordinary Share outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall be cancelled and converted into the right to receive $11.00 in cash, without interest (the “Merger Consideration”).

2.2.          Merger Sub Capital Stock.  At the Effective Time, each ordinary share, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable ordinary share, par value NIS 0.01 per share, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

2.3.          Treatment of Company Options and Company RSU Awards.

(a)          Company Options. At the Effective Time, the portion of each outstanding Company Option that is unexercised immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive, within five Business Days, a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the Merger Consideration, over (y) the exercise price per Ordinary Share for such Company Option, and (ii) the total number of shares underlying such unexercised portion (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5(a) below.

(b)          Company RSU Awards. At the Effective Time, the portion of each outstanding Company RSU Award that is unsettled immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive, within five Business Days, a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the Merger Consideration, over (y) the purchase price per Ordinary Share for such Company RSU Award (if any), and (ii) the total number of shares underlying such unsettled portion (the “RSU Consideration” and together with Option Consideration the “Award Consideration”), less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5(a) below.

(c)          The Award Consideration each holder of Company Options and/or Company RSU Awards is entitled to receive pursuant to this Section 2.3 shall be rounded down to the nearest cent and computed after aggregating the Award Consideration individually for each Company Option and/or Company RSU Award held by such holder.

(d)          As of the Effective Time, subject to the foregoing, the Company Stock Plans and awards agreements shall terminate and all Company Options, Company RSU Awards and other rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled. From and after the Effective Time, all Company Options and Company RSU Awards shall no longer be outstanding and shall cease to exist, and each holder of Company Options and/or Company RSU Awards shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Award Consideration payable hereunder. For the avoidance of a doubt, if the exercise price per Ordinary Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of any consideration.  Prior to the Effective Time, the Company shall adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 2.3.

2.4.          Paying Agent.

(a)          Prior to the Effective Time, Parent shall select a reputable bank or trust company in Israel or in the U.S., reasonably acceptable to the Company, to act as the paying agent hereunder (the “Paying Agent”), and shall enter into an agreement with the Paying Agent in a form reasonably satisfactory to the Company and Parent. Prior to or substantially concurrently with the Effective Time, Parent or one of its Subsidiaries shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Ordinary Shares (other than Cancelled Shares, but including Company 102 Shares), an amount in cash in U.S. dollars sufficient to pay the aggregate Merger Consideration with respect to all Ordinary Shares Company 102 Options and Company 102 RSU Awards (other than Cancelled Shares, but including Company 102 Securities) outstanding immediately prior to the Effective Time.  The funds held by the Paying Agent (the “Fund”) shall be invested by the Paying Agent as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America; provided, however, to the extent the Fund is not sufficient to make the payments provided in this Article II, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the lost portion of the Fund so as to ensure that it is at all times maintained at a level sufficient to make such payments.

(b)          As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Ordinary Shares (other than Cancelled Shares) that immediately prior to the Effective Time were evidenced by certificates (the “Certificates”), which Ordinary Shares were automatically converted only into the right to receive the Merger Consideration: (i) a form of letter of transmittal, in a customary form to be agreed upon between the Company and Parent prior to the Effective Time (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) (the “Letter of Transmittal”), (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (iii) a form of declaration to be attached to the Withholding Tax Ruling, if obtained, in which the beneficial owner of Ordinary Shares provides certain declaration and information necessary for Parent or any other applicable withholding agent to determine the amounts (if any) which need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance and the Withholding Tax Ruling.  Upon proper surrender of a Certificate (or affidavits of loss in lieu thereof in accordance with Section 2.4(i)) for exchange and cancellation to the Paying Agent, together with the Letter of Transmittal, the declaration for Tax withholding purposes to be attached to the Withholding Tax Ruling, if obtained, and such other documents as may be reasonably required consistent with past practice and pursuant to such instructions, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor, and concurrently therewith, and the Paying Agent shall pay and deliver to such holder, an amount in cash equal to the Merger Consideration (less any applicable withholding Taxes payable in respect thereof) in respect of the Ordinary Shares formerly represented by such Certificate, and such Certificate so surrendered and the Ordinary Shares represented thereby shall forthwith be canceled.  No interest will be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(c)          Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request consistent with customary practice), in the case of a transfer of Ordinary Shares (other than Ordinary Shares evidenced by Certificates or Cancelled Shares) that immediately prior to the Effective Time were not evidenced by certificates (the “Book-Entry Shares”), together with the Letter of Transmittal, the declaration for Tax withholding purposes to be attached to the Withholding Tax Ruling, if obtained, and such other documents as may reasonably be required by the Paying Agent consistent with past practice and pursuant to such instructions, duly completed and validly executed in accordance with the instructions thereto, the holders of such Book-Entry Shares shall be entitled to receive in exchange therefor and concurrently therewith, and the Paying Agent shall pay and deliver to such holders, an amount in cash equal to the Merger Consideration with respect to such Book-Entry Shares (less any applicable withholding Taxes payable in respect thereof), and such Book-Entry Shares shall then be canceled.  No interest will be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration payable in respect of such Book-Entry Shares.

(d)          Prior to or substantially concurrently with the Effective Time, Parent or one of its Subsidiaries shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Options and Company RSU Awards, an amount in cash in U.S. dollars sufficient to pay the aggregate Award Consideration with respect to such Company Options and Company RSU Awards, other than the 102 Amounts.  As promptly as practicable following the Effective Time and the receipt by the Paying Agent of such funds, the Paying Agent shall transfer such funds to the employing entity of such holder, who shall pay to each holder of such Company Options or Company RSU Awards the applicable amounts to which such holder is entitled pursuant to Section 2.3, through the applicable holder’s employing entity’s payroll system in accordance with standard payroll practices, after withholding of any required applicable Taxes (including under the Withholding Tax Ruling, if obtained).

(e)          Notwithstanding anything to the contrary in this Section 2.4, any Merger Consideration payable in respect of Company 102 Shares and any Award Consideration payable in respect of Company 102 Options and Company 102 RSUs (the “102 Amounts”) shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.4 (including the requirement to surrender the Certificates and the Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and shall be released by the 102 Trustee to the beneficial holders of such Company 102 Securities, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the requirements of Section 2.5, Section 102 of the Ordinance and the Options Tax Ruling, if obtained.

(f)          If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor or the registered holder of Book-Entry Shares, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such Book-Entry Shares shall be properly transferred, and that the person requesting such payment shall pay to the Paying Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(g)          At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Ordinary Shares that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Paying Agent, they shall be (subject to compliance with the other provisions of this Article II) cancelled and exchanged for the Merger Consideration as provided in this Article II.

(h)          Any portion of the funds deposited with the Paying Agent pursuant to Section 2.4(a) (including any interest or other proceeds of any investment thereon) that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be paid, at the request of the Surviving Company, to the Surviving Company or as directed by the Surviving Company.  Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of the Merger Consideration in respect of each Ordinary Share held by such shareholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding anything to the contrary contained herein, none of Parent, the Company, the Paying Agent or any other person shall be liable to any former holder of Ordinary Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(i)          In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay and deliver to such person, concurrently with the date such bond is posted, the Merger Consideration deliverable in respect of such lost, stolen or destroyed Certificate (less any applicable withholding Taxes payable in respect thereof) pursuant to this Agreement, and the Ordinary Shares represented by such lost, stolen or destroyed Certificate shall forthwith be canceled.

2.5.          Withholding.

(a)          Notwithstanding anything to the contrary hereunder, Parent, Merger Sub, the Company, its Subsidiaries, the 102 Trustee and the Paying Agent (each, a “Payor”) shall be entitled to deduct and withhold or cause to be deducted and withheld from any payment otherwise payable pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.3) such amounts as are required to be deducted and withheld with respect to such payment under the Code, the Israeli Income Tax Ordinance [New Version], 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”) (in each case subject to the Withholding Tax Ruling and the Options Tax Ruling, if obtained), or under any other provision of applicable Law with respect to Taxes; provided, however, that with respect to withholding of Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity, during such time that the Merger Consideration is retained for the benefit of each holder of record of Ordinary Shares (other than Company 102 Shares) in accordance with the provisions of Section 2.4(a), no amounts for Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity shall be withheld unless requested otherwise by the Israel Tax Authority (the “ITA”) or by the Withholding Tax Ruling, if obtained. In the event any holder of record of Ordinary Shares, Company Options or Company RSU Awards provides the Payor with a valid withholding certificate issued by the ITA regarding the withholding (or exemption from withholding) of Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity from the consideration payable in respect thereof to Parent’s reasonable satisfaction (the “Valid Certificate”), then the deduction and withholding of any amounts under the Ordinance or any other provision of the Law issued, promulgated or entered into by any Governmental Entity in Israel or requirement, if any, from any payment payable pursuant to this Agreement to such holder of record of Ordinary Shares, Company Options or Company RSU Awards, as applicable, shall be made only in accordance with the provisions of such Valid Certificate. For such purpose, each of the Withholding Tax Ruling and the Options Tax Ruling, in each case if obtained, will be considered a Valid Certificate provided, in the discretion of the applicable Payor, such ruling applies to the relevant holder and provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(b)          Prior to the Effective Time, Parent shall select, to the extent necessary in light of the provisions of the Withholding Tax Ruling, as may be applicable, or if Parent so elects, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

2.6.          Certain Adjustments.  Without limiting the obligations of the Company under this Agreement (including Section 5.1), if between the date of this Agreement and the Effective Time, the number of Ordinary Shares issuable upon conversion, exchange or exercise of any issued and outstanding securities of the Company are changed into a different number or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, or other similar transaction, then the Merger Consideration and any other dependent items, as applicable, shall be appropriately and proportionately adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, as applicable.

2.7.          No Further Ownership Rights in Company Shares. From and after the Effective Time, all Ordinary Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of this Article 2. The Merger Consideration paid in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Ordinary Shares.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) disclosed in the Company Reports filed with, or furnished to, the SEC since January 1, 2016 and prior to the date hereof (other than such disclosures in such Company Reports contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or that are otherwise cautionary, predictive or forward-looking in nature) (it being acknowledged that this clause (i) shall not apply to any of Sections 3.2, 3.3, 3.7(a), 3.22 and 3.23) or (ii) set forth on the disclosure schedule delivered by the Company to Parent and Merger Sub contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1.          Corporate Organization.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the State of Israel.  The Company has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business as now conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The articles of association, as amended to date, of the Company (the “Charter Documents”), copies of which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement and the Company is not in default in the performance, observation or fulfillment of such Charter Documents in any material respects.

(b)          Each Subsidiary of the Company (i) is duly organized and validly existing as a corporation, partnership or other entity under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business as now conducted by it requires it to be so qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except in regard to the preceding clauses (ii) and (iii) where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The certificate of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement and none of the Subsidiaries of the Company is in default in the performance, observation or fulfillment of such documents in any material respects.

(c)          Section 3.1(c) of the Company Disclosure Schedule sets forth a complete list of each Subsidiary of the Company, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or its Subsidiaries (and any other person, as applicable), in such Subsidiary. Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, the Company and its Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any Liens, other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

3.2.          Capitalization.

(a)          The authorized capital stock of the Company consists of NIS 1,000,000 divided into 100,000,000 Ordinary Shares of NIS 0.01 each.  As of the date of this Agreement, there were (i) 38,660,712 Ordinary Shares outstanding (including 3,625,870 Ordinary Shares held in treasury), (ii) Company Options to purchase an aggregate of 5,123,940 Ordinary Shares (with a weighted average exercise price per Ordinary Share of $9.32) and (iii) 231,000 Ordinary Shares underlying Company RSU Awards.  All of the issued and outstanding Ordinary Shares of the Company are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  No Subsidiary of the Company owns any Ordinary Shares.

(b)          Except as set forth in Section 3.2(a), (i) the Company does not have any other Ordinary Shares or capital stock outstanding, (ii) neither the Company nor any of its Subsidiaries has issued, granted or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of the Company or of any of its Subsidiaries or other equity securities of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards, and (iii) there are no Contracts to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, vote, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) otherwise make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other person.

(c)          Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, there are no Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, the capital stock or other equity interest of the Company or any of its Subsidiaries.

(d)          Section 3.2(d) of the Company Disclosure Schedule contains a list setting forth, as of the date of this Agreement, all outstanding Company Options and Company RSU Awards and all other equity or equity-based awards relating to Ordinary Shares, the Company Stock Plan under which such Company Option or Company RSU Award was issued, whether such Company Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the names and residences of the optionees or grantees thereof, identification of any such optionees or grantees that are not current or former employees, directors or officers of the Company or its Subsidiaries, the date each such Company Option or other award was granted, the number of Ordinary Shares subject to each such Company Option or underlying each such other award, the expiration date of each such Company Option or other award, the price at which each such Company Option may be exercised, the fair market value of one Ordinary Share on the date of grant of each of the foregoing, whether each such Company Option and Company RSU Award was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options and Company RSU Awards subject to Section 102(b) of the Ordinance the date of deposit of such Company Option with the 102 Trustee, including, only with respect to grants following July 24, 2012, the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee.

(e)          Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, all Company Options, Company RSU Awards, and Company 102 Shares currently outstanding and granted by the Company to its officers and employees in Israel were granted under the Company Stock Plans approved, or not rejected within ninety (90) days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance. Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, the Company has complied with all requirements of such Section 102 of the Ordinance and the regulations promulgated thereunder in all respects.

(f)          Section 3.2(f) of the Company Disclosure Schedule sets forth a complete list of all joint ventures, partnerships, limited liability companies or other companies, entities or persons, other than the Subsidiaries of the Company, in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or equity interests, together with the Company’s or its Subsidiary’s ownership interest (and percentage interest) in each such person.

(g)          As of the date of this Agreement (i) there is no outstanding indebtedness for borrowed money (or guarantees thereof) of the Company or its Subsidiaries (excluding intercompany indebtedness among the Company and/or wholly-owned Subsidiaries) other than indebtedness reflected on the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 (or the notes thereto) as previously provided to Parent and as set forth in Section 3.2(g)(i) of the Company Disclosure Schedule and (ii) neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in the instruction to Item 5.E(2) on Form 20-F). The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote.

(h)          All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) which restriction would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

3.3.          Authority.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the Company Shareholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action of the Company and no other corporate or shareholder proceedings (subject, in the case of the consummation of the Merger, to the Company Shareholder Approval) on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)          In compliance with the requirements of the ICL and the Charter Documents, the Company Board, by resolutions duly adopted by unanimous vote of the board of directors at a meeting duly called and held, which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way, has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, and declared the Merger to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) recommended that the Company’s shareholders adopt this Agreement (the “Company Recommendation”), and (iv) directed that the Agreement be submitted for adoption by the shareholders of the Company at the Company Shareholders Meeting.  To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

3.4.          Consents and Approvals.

(a)          No consents, authorizations, permits or approvals of, or filings, notifications or registrations with, any Governmental Entities are required to be obtained or made by or on behalf of the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, except for: (i) the OCS Notice, (ii) the filings and other Approvals as may be required under the Exchange Act, (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any receipt of authorization, permit or approval required under any other applicable foreign competition Laws as set forth in Section 3.4(a)(iii) of the Company Disclosure Schedule and/or the expiration or termination of any applicable waiting periods (or approval) thereunder, (iv) the filings and other Approvals as may be required under the rules and regulations of NASDAQ, (v) the filing of requests for the Options Tax Ruling and the Withholding Tax Ruling, (vi) the other consents and approvals as set forth in Section 3.4(a)(vi) of the Company Disclosure Schedule and (vii) such other consents, authorizations, approvals, filings and registrations, the failure of which to obtain or make would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, will (i) violate any provision of the Charter Documents of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 3.4(a) are duly obtained or satisfied, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, require a payment under, result in a breach of any provision of or the loss of any benefit under, or require redemption, repayment or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien, other than Permitted Liens (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract (including any Privacy Policies) to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except in the case of this clause (ii) for such violations, conflicts, breaches, defaults or other events which would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          The revenues of the Company and its Subsidiaries in Israel for the fiscal year ending in December 31, 2016 is set forth in Section 3.4(c) of the Company Disclosure Schedule.

3.5.          SEC Reports; Other Reports; Internal Controls.

(a)          Since January 1, 2015, the Company has filed or furnished all reports, forms, schedules, exhibits, certifications, registration statements and other documents (the “Company Reports”) required to be filed or furnished by it with the SEC.  As of the respective dates they were filed or furnished to the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), (i) the Company Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations thereunder applicable to such Company Reports at the time such Company Report was filed or submitted, and (ii) none of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2015, the Company has been in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ (subject to permissible exemptions for “foreign private issuers” (as such term is defined under the Exchange Act)) and the corporate governance and other requirements of the ICL.  The Company has made available to Parent true and complete copies of all comment letters and any other material correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, since January 1, 2015 and prior to the date hereof, but only to the extent that such letters and responses have not been published on the SEC’s EDGAR site. As of the date hereof, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Company Reports and, to the knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)          The Company has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting for the Company.  Neither the Company nor any of its Subsidiaries has, since January 1, 2014, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(c)          As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

3.6.          Financial Statements; Undisclosed Liabilities.

(a)          The financial statements (including any related notes and schedules thereto) of the Company and its Subsidiaries included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements, the Securities Act and the Exchange Act, and with the rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein and, in the case of the unaudited financial statements, as permitted by the SEC), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with all applicable legal and accounting requirements, and the Company’s financial statements are consistent with such books and records.

(b)          Except for (i) those liabilities or obligations that are set forth in the Company’s financial statements (as restated or the notes thereto) included in the Company Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred since the date of such financial statements in the ordinary course of business consistent with past practice (or pursuant to or as expressly permitted by this Agreement), (iii) liabilities or obligations that would not have, individually or in the aggregate, a Material Adverse Effect, or (iv) liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise, whether due or to become due and whether or not required by U.S. GAAP to be disclosed, reflected or reserved for in a consolidated balance sheet or the notes thereto).

3.7.          Absence of Certain Changes or Events.  Since December 31, 2016, (a) no event, change, effect or occurrence has occurred or fact or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) none of the Company or any of its Subsidiaries has taken any action that would have been prohibited by Section 5.1 if taken after the date of this Agreement and (c) the Company and each of its Subsidiaries has conducted its business, in all material respects, in the ordinary course of business consistent with past practice.

3.8.          Legal Proceedings.

(a)          Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, other than any such Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) there are no Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, including before any Governmental Entity and (ii) there is no injunction, writ, order, award, judgment, settlement or decree imposed upon or entered into by the Company, any of its Subsidiaries or the properties, rights or assets of the Company or any of its Subsidiaries.

(b)          Except as otherwise set forth in Section 3.8(b) of the Company Disclosure Schedule, other than any such Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2014, (i) there have been no Claims against the Company or any of its Subsidiaries, including before any Governmental Entity and (ii) there have been no injunctions, writs, orders, awards, judgments, settlements or decrees entered into by, or to the knowledge of the Company, imposed upon, the Company, any of its Subsidiaries or the properties, rights or assets of the Company or any of its Subsidiaries.

3.9.          Compliance with Applicable Law; FCPA; OFAC.

(a)          Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries (i) are, and since January 1, 2013 have been, in compliance with and are not in default under or in violation of any applicable Law and (ii) since January 1, 2013, have not received any written notice from any Governmental Entity alleging, or to the knowledge of the Company, has any Governmental Entity otherwise threatened in writing, that the Company or any of its Subsidiaries is in violation of any applicable Law, except in the case of clauses (i) and (ii), for such non-compliance, default or violation as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries (i) hold, and have at all times since January 1, 2013 held and are currently in material compliance with, all material Approvals which are required for the conduct of their respective businesses and ownership of their respective properties, rights and assets, (ii) since January 1, 2013, have made all material filings with, and given all notifications to, all Governmental Entities as required by all applicable Health Care Laws in order to conduct the business in the manner currently conducted.  All such material Approvals are valid and in full force and effect, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity regarding (and to the knowledge of the Company there is not): (i) any actual or possible material violation of or failure to comply with any term or requirement of any material Approval; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Approval; or (iii) any denial of, or failure to obtain or receive, any material Approval, in each case related to the Company or any of its Subsidiaries.

(c)          Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, the business of the Company and any of its Subsidiaries, in each case as now conducted, does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other applicable legislation regulating the development, commercialization or export of technology.

(d)          None of the Company or any of its Subsidiaries (i) is a person, or is located in a country or territory (except in connection with business operations authorized by the regulations administered by OFAC), that is subject to any applicable economic sanctions, including, but not limited to, those administered by OFAC (collectively, “Sanctions”), (ii) directly, or, to the Company’s knowledge, indirectly conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person who is subject or target of Sanctions, including, but not limited to, those persons and entities listed in OFAC’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List (except pursuant to and as authorized by advisory opinions of, or licenses granted by, the regulations administered by OFAC), (iii) directly, or, to the Company’s knowledge, indirectly deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any Sanctions (except pursuant to and as authorized by advisory opinions of, or licenses granted by, the regulations administered by OFAC) or (iv) directly, or, to the Company’s knowledge, indirectly engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any of the foregoing clauses of this Section 3.9(d).  To the Company’s knowledge, the Company, its Subsidiaries, and its affiliates have at all times since January 1, 2012 been in compliance with Sanctions.

(e)          None of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of their respective officers, directors, employees or agents acting on their behalf has directly or indirectly (i) made, offered, solicited, or received any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) taken any action that caused the Company or any of its Subsidiaries to violate the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business, or any other applicable international conventions or applicable anti-bribery or anti-corruption law or regulation (collectively, the “Bribery Legislation”); or (iii) paid, offered, promised to pay, or authorized the payment of money or any other thing of value to any Government Official or to any person under circumstances where the Company, any of its Subsidiaries, or any of their respective officers, directors, employees or agents acting on their behalf knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case for the purpose of (A) influencing any act, omission or decision of such Government Official in an official capacity; (B) inducing such Government Official to influence or affect any decision of any Governmental Entity or any government-owned or government-controlled enterprise; (C) inducing such Government Official to do or omit to do any act in relation to his or her lawful duty; (D) securing any improper advantage; or (E) expediting or securing the performance of official acts of a routine nature, in each case in order to assist the Company or any of its Subsidiaries in obtaining or retaining business or directing business to any person.  None of the Company or any of its Subsidiaries is, or, to the Company's knowledge, has at any time been, subject to any Claims, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries in any way relating to applicable Bribery Legislation.  The Company and its Subsidiaries have in place adequate procedures designed to prevent their directors, officers, employees, agents, representatives and affiliates from unlawfully offering, promising or giving anything of value to another person to obtain or retain business or an advantage in the conduct of their business.

3.10.        Material Contracts.

(a)           Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract:

(i)            that is any “material contract” listed on the Company’s annual report on Form 20-F for the year ending December 31, 2016;

(ii)           with the top twenty (20) distributors by revenue and by transaction volume for the year ended December 31, 2016;

(iii)          that relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership (other than with or among wholly-owned Subsidiaries of the Company);

(iv)          that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other contract providing for or securing indebtedness or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of  $1,000,000, (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens (except for leases and contracts relating to indebtedness) on any property or asset of the Company or its Subsidiaries that taken as a whole is material to the Company and its Subsidiaries, taken as a whole, or (C) provides for or relates to any interest, currency or hedging, derivatives or similar contract or arrangement or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(v)           that relates to the settlement of, or other arrangements with respect to, any current or former Claim (x) with any Governmental Entity which imposes ongoing obligations or restrictions on the Company or any of its Subsidiaries, (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $500,000 in the aggregate after the date of this Agreement or (z) which materially restricts or imposes material obligations upon the Company or its Subsidiaries;

(vi)          that is between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s or its Subsidiaries’ respective directors, officers (including any employment agreements and related Contracts with such officers) or shareholders who own five percent (5%) or more of the Ordinary Shares, on the other hand;

(vii)         that contains covenants that (A) purport to limit or restrict, in any material respect, the ability of the Company or any of its Subsidiaries (or Parent or its affiliates after the Effective Time) to compete with any person in any business or in any geographic area, including any non-compete covenant, or other similar obligations or (B) grant to the other party to such Contract (or a third party) exclusivity or “most favored nation” status (whether in terms of pricing or otherwise);

(viii)        that grants any rights of first refusal, rights of first offer or other similar rights to any person (other than Parent or the Company) with respect to any material asset of the Company or its Subsidiaries or that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or material assets of any person;

(ix)           that is for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations, indemnification or other obligations outstanding;

(x)            that obligates the Company to make any capital expenditure or investment not in accordance with the Capital Expenditure Budget in excess of $250,000;

(xi)          that requires the Company or any of its Subsidiaries to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any person in excess of $250,000;

(xii)          that relates to Intellectual Property or IT Assets that are, individually or in the aggregate, material to the operation of the business of the Company or its Subsidiaries (other than non-exclusive commercially available software licenses with annual fees of less than $250,000 or non-exclusive licenses to service providers, customers and end users in the ordinary course of business, or agreements relating to Open Source Materials);

(xiii)         each severance agreement and any employment or other Contract with an employee or former employee, independent contractor or former independent contractor, officer or director of the Company or any of its Subsidiaries providing for aggregate compensation in excess of $250,000 in any twelve (12) month period;

(xiv)        with a Governmental Entity, university, educational institution, research center, or similar institution or organization (“R&D Sponsor”) that relates to the sponsorship, funding, or development of any material research and development or the creation or development of any material Intellectual Property;

(xv)         each lease of real property with aggregate annual payments in excess of $150,000;

(xvi)        except to the extent such Contract is described in clauses (i)-(xv) above, that calls for (A) aggregate payments by or to, or other consideration from or for, the Company and its Subsidiaries of more than $250,000 over the remaining term of such Contract or (B) annual aggregate payments by or to, or other consideration from or for, the Company and its Subsidiaries of more than $250,000 or that is with a supplier of the Company or any Subsidiary that is covering a material sole source of supply to the Company and its Subsidiaries.

Each Contract, arrangement or commitment of the type described in this Section 3.10(a) (whether or not in effect on the date hereof), is referred to herein as a “Material Contract”.  The Company has made available to Parent true, correct and complete copies of each Material Contract.

(b)          Except as set forth in Section 3.10(b)(i) of the Company Disclosure Schedule, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, has performed, in all material respects, all obligations required to be performed by it to date under each Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default or give rise to any right of termination, cancellation, modification or acceleration on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Material Contract, except where such breach or default would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.10(b)(ii) of the Company Disclosure Schedule, since December 31, 2015, neither the Company nor any of its Subsidiaries has received any written notice of a material breach or material default from a counterparty to any Material Contract and no counterparty to a Material Contract has notified the Company or its Subsidiaries in writing that it intends to terminate or not renew a Material Contract.

3.11.        Taxes.

(a)          Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, to the knowledge of the Company, no examination, audit or other proceeding in respect of any Tax liability of the Company or any of its Subsidiaries is being conducted by a taxing authority or has been threatened in writing by a taxing authority.  Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, all income and other material Tax Returns (as hereinafter defined) required to be filed by, or on behalf of, the Company or its Subsidiaries have been timely filed (subject to regular extensions), and such Tax Returns are true, correct and complete in all material respects.  Each of the Company and its Subsidiaries has timely paid in full all income and other material Taxes, whether or not shown as due on such Tax Returns.  No deficiencies for any material Taxes have been asserted, assessed, or, to the knowledge of the Company, proposed or threatened in writing, by a taxing authority against the Company or any of its Subsidiaries or any of their assets or properties, and the Company knows of no grounds for any such assessment.  There are no material Liens for Taxes (other than Permitted Liens) upon the assets or properties of either the Company or any of its Subsidiaries, other than with respect to Taxes not yet due or payable.

(b)          Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated, consolidated, combined or unitary group (other than an affiliated group (as such term is defined in Section 1504 of the Code) the common parent of which is Syneron, Inc.) filing an affiliated, consolidated, combined or unitary Tax Return, (ii) has any material liability for Taxes of any person (other than the Company and any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise, or (iii) is a party to, is bound by or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement.

(c)          Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable, (ii) owns, or since January 1, 2012 has owned, any interest in any controlled foreign corporation pursuant to Section 75B of the Ordinance, (iii) has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment or collection of, any Tax, (iv) has participated in or has any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or foreign Law) or any “Reportable Tax Positions”, as defined by the applicable Law issued, promulgated or entered into by any Governmental Entity in Israel with respect to Taxes, (v) is currently or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (vi) has issued, or been the holder of, an “expanded group interest” within the meaning of Treasury Regulation Section 1.385-2(d)(3).

(d)          The Company and each Subsidiary have complied in all material respects with all the applicable laws relating to the payment and withholding of Taxes, and to the extent required, such Taxes have been properly paid to the relevant taxing authority.

(e)          Neither the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or incorrect method of accounting of the Company or any of its Subsidiaries on or prior to the Closing Date, (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Laws in respect to Taxes), (iii) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) prepaid amount received or paid on or prior to the Closing Date or (v) deferred gains arising on or prior to the Closing Date.

(f)          No written claim has ever been made by any taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or such Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(g)          Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, (i) none of the Company’s non-U.S. Subsidiaries has recognized a material amount of Subpart F income as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date, (ii) neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, and (iii) none of the Company’s Subsidiaries are managed and controlled from Israel.

(h)          Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and, to the extent required, maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.

(i)          Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959 or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2.

3.12.        Employees; Employee Benefit Plans.

(a)          Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of each Plan.  For purposes of this Agreement, the term “Plan” shall mean each and any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and other material employment, individual consulting, stock purchase, stock option, severance, retention, employee loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, commission, restricted stock, health and welfare, retirement, supplemental retirement, retiree medical, life insurance, pension, savings, and all other employee compensation or benefit plans, Contracts, agreements, programs, policies or other binding arrangements, whether oral or written, (i) under which any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (“Company Employees”) has had or has any present or future right to material benefits, (ii) which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (iii) under which the Company or any of its Subsidiaries has had or has any present or future material liability.

(b)          With respect to each Plan, the Company has delivered to Parent or made available a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other material written communications by the Company or any of its Subsidiaries to Company Employees concerning the extent of the benefits provided (or to be provided) under a Plan; and (iv) for the most recent two (2) years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c)          (i) Each Plan has been established and administered, in all material respects, in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations; (ii) each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations; (iv) for each Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to matters covered by the most recent Form since the date thereof; (v) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or failure to satisfy a “minimum funding standard” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Plan; (vi) except as set forth in Section 3.12(c)(vi) of the Company Disclosure Schedule, no Plan provides material post-employment welfare (including health, medical or life insurance) benefits and neither the Company nor any of its Subsidiaries have any current or potential material liability in respect of any such post-employment welfare benefits now or in the future, for current, former or retired employees of the Company or any of its Subsidiaries, other than as required to avoid an excise tax under Section 4980B of the Code or any similar Law; (vii) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(d)          Each Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance (A) since January 1, 2005, has been operated in good faith compliance and documentary compliance with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance, and (B) which was in existence prior to January 1, 2005 has not been “materially modified” within the meaning of Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance, including IRS Notice 2005-1.

(e)          No Plan is subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code.

(f)           None of the Plans is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and none of the Company, its Subsidiaries or any ERISA Affiliate has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(g)          With respect to any Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending, or to the knowledge of the Company, threatened in writing, (ii) to the knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits or claims and (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Plan subject to Title IV of ERISA concerning the funded status of any such plan, and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, in progress (including any routine requests for information from the PBGC) or, to the knowledge of the Company, threatened in writing.

(h)          Except as set forth in Section 3.12(h) of the Company Disclosure Schedule, the execution of this Agreement, shareholder approval of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could not reasonably be expected to: (i) result in any severance pay or any increase in severance pay upon any termination of employment, (ii) result in the acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount in a material manner payable or result in any other material obligation pursuant to, any of the Plans, (iii) result in the limitation of or restriction of the right of the Company to merge, amend or terminate any Plan, or (iv) result in any payment of any amount that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(i) of the Code) to any current or former employee, director, officer or independent contractor of the Company and its Subsidiaries.

(i)           Except as set forth in Section 3.12(i) of the Company Disclosure Schedule, no Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Plan set forth in Section 3.12(i) of the Company Disclosure Schedule a, “Foreign Benefit Plan”).  With respect to any Foreign Benefit Plans, (i) all Foreign Benefit Plans have been established, maintained and administered in material compliance with their terms and all material applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality; (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity; and (iii) no material liability or obligation of the Company or its Subsidiaries exists with respect to such Foreign Benefit Plans that has not been disclosed on Section 3.12(i) of the Company Disclosure Schedule.

(j)           To the extent applicable, each Foreign Benefit Plan has been approved by the relevant taxation and other Governmental Entities, if required, so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant Foreign Benefit Plan and (ii) in the case of any Foreign Benefit Plan under which resources are set aside in advance of the benefits being paid (a “Funded Foreign Benefit Plan”), the assets held for the purposes of the Funded Foreign Benefit Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

(k)          Each Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter or is otherwise approved by the ITA as such.  The Company 102 Securities have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board resolutions, the timely filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Securities, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 of the Ordinance.

3.13.        Labor Matters.

(a)          Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or has been a party to or is bound by or is currently negotiating any collective bargaining agreement or Contract with a labor union, labor organization, works council, trade union or other representative of any Company Employees or is otherwise required (under any Law, Contract or otherwise) to provide benefits or working conditions under any of the foregoing (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees in Israel, nor is any Collective Bargaining Agreement being negotiated by the Company as of the date hereof.  Neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act or any similar foreign law).

(b)          There are no and has never been any labor union, labor organization or group of employees of the Company or any Subsidiaries that has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s knowledge, threatened in writing to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  There have been no labor union organizing or similar activities with respect to any employees of the Company or any Subsidiaries. There is no strike or other labor dispute or disputes involving the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened. Neither the Company nor any of its Subsidiaries has paid, required to pay and has been requested in writing to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(c)          The Company and each of its Subsidiaries is in material compliance and have, since January 1, 2014 been in material compliance with all applicable Laws and Contracts  relating to employment, employment practices, compensation, immigration, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment, including the proper classification of employees as exempt or nonexempt from overtime pay requirements and the proper classification of individuals as contractors or employees, unemployment insurance, collective dismissals and the Worker Adjustment and Retraining Notification Act (and any applicable similar foreign, state or local Laws) (collectively, the “WARN Act”).

(d)          Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been, in all material respects, satisfied or have been fully funded by contributions to appropriate insurance funds or materially accrued on the Company’s financial statements, and (iii) the Company and the Company’s Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and The Employment of Employee by Manpower Contractors Law (5756-1996) and (iv) the Company or any of its Subsidiaries have not received written notice of complaints, charges or claims against the Company or any of its Subsidiaries and, to the knowledge of the Company or any of its Subsidiaries, no such complaints, charges or claims are threatened in writing, by or before any Governmental Entity or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. The Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Entity.  All amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice). The Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). The Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Law issued, promulgated or entered into by or with any Governmental Entity in Israel, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

(e)          The Company has delivered to Parent: (i) accurate and complete copies of all standard employment agreement forms; (ii) accurate and complete copies of all employee manuals and handbooks, all Company and Subsidiaries’ policies and guidelines with regard to engagement terms and procedures and other material documents relating to the engagement of the employees and contractors of the Company and its Subsidiaries; (iii) a written summary of all unwritten policies, practices and customs in the Company and in the Subsidiaries; (iv) accurate and complete copies of all the employment agreements with key employees.

3.14.        Intellectual Property.

(a)          Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all material registered or applied for Intellectual Property owned by the Company or any of its Subsidiaries (“Registered IP”).  The Registered IP is subsisting (or in the case of application, applied for) and unexpired, and to the Company’s knowledge, valid and enforceable. The Company and its Subsidiaries exclusively own all Registered IP and all of their other material proprietary Intellectual Property, free and clear of all current and contingent Liens (other than Permitted Liens).

(b)          Neither the Company nor any of its Subsidiaries is infringing, diluting, misappropriating or otherwise violating (“Infringed” or “Infringing”) the Intellectual Property of any other person in any material respect (except, with respect to patents, the foregoing representation is made to the Company’s knowledge). Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, there are currently no Claims pending (while with respect to investigations and enforcement actions, such representation is provided to the knowledge of the Company), or to the Company’s knowledge, threatened in writing (including cease-and-desist letters and invitations to take a patent license) (i) alleging that the Company or its Subsidiaries has Infringed or is Infringing any Intellectual Property of any other person or (ii) challenging the ownership, validity or enforceability of the Registered IP or any material unregistered proprietary Intellectual Property of the Company or its Subsidiaries.

(c)          Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, no proprietary Intellectual Property of the Company and/or its Subsidiaries was created or developed using any funding, resources or personnel provided by any R&D Sponsor and no Governmental Entity has any material Lien on or any right to materially restrict the transfer of the Company’s or its Subsidiaries’ products or Intellectual Property.

(d)          Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, the proprietary software of the Company and its Subsidiaries (i) does not incorporate, use, or interact with, and is not based upon, any Open Source Materials in any manner that would require the Company or its Subsidiaries to license, distribute, offer or make available any source code relating to such proprietary software in connection with the licensing, distribution, making available, or conveyance of such proprietary software to other persons, (ii) to the Company’s knowledge, is free of all material defects, errors, bugs, viruses, trap doors or Trojan horses and (iii) materially conforms to its documentation and all material representations and warranties provided to the Company’s and its Subsidiaries’ customers and clients.

(e)          Other than disclosures to Company’s or its Subsidiaries’ employees and/or consultants as part of their engagement with the Company and/or its Subsidiaries on a “need to know” basis (and with respect to consultants, under written confidentiality agreements), no third person has any current or contingent right to access or possess the source code of any material software developed by or on behalf of the Company or any Subsidiary and no material source code has ever been released to any third person (or will be required to be released in connection with the transactions contemplated by this Agreement).

(f)           Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, the Company and its Subsidiaries maintain commercially reasonable Privacy Policies and have been in material compliance with such Privacy Policies and all applicable Privacy Laws.  A Privacy Policy is displayed on the applicable websites and mobile or social media venues of the Company and its Subsidiaries, all as required by applicable Laws. Any such Privacy Policy is, to the Company’s knowledge, valid and enforceable. No written Claims are pending, or to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any person’s privacy or rights in Personal Data or any Privacy Laws.

(g)          The Company and its Subsidiaries use commercially reasonable efforts to protect and maintain the security, redundancy, continuous operation, recovery and integrity of all of their material IT Assets, and there have been no material breaches, outages, violations or unauthorized access to or use of (i) such IT Assets or (ii) Company IT Assets that would require the Company or any of its Subsidiaries to notify a Governmental Entity or any person of the same. Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, the Company and its Subsidiaries have established and are in compliance in all material respects with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of their IT Assets, (ii) is designed to protect against unauthorized access to their material IT Assets and meets privacy by design and default requirements under Privacy Laws and (iii) satisfies all applicable Laws in all material respects.

(h)          For purposes of this Agreement:

(i)           “IT Assets” means computer systems, software, firmware, middleware, servers, websites, applications, databases, workstations, routers, hubs, switches, circuits, networks, data communications lines, and all other information technology equipment, and all associated documentation.

(ii)          “Personal Data” means all personal information that identifies or makes identifiable any person and the use, aggregation, holding or management of which is protected under any applicable Privacy Laws, including any personally identifiable information, such as a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, financial account information, or any other piece of information relating directly or indirectly to an identified or identifiable natural person, or that allows the identification, directly or indirectly, of a natural person.

(iii)         “Privacy Laws” means any Law relating to data, privacy, Personal Data and IT Assets security, including the Telephone Consumer Protection Act, 47 U.S.C. § 227, EU Data Protection Directive 95/46/EC, the ePrivacy Directive 2002/58/EC, as implemented by EU Member States, the Payment Card Industry Data Security Standard, as adopted by the PCI Security Standards Council, LLC and all other Laws, industry standards, certifications and best practices relating to privacy, data, IT Assets security and Personal Data.

(iv)         “Privacy Policy” means all material internal and posted policies and terms of use relating to data, privacy, Personal Data and IT Assets security.

3.15.        Environmental Matters.

(a)          Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) there are no Materials of Environmental Concern present, and there have been no Releases or, to the Company’s knowledge, threatened Releases of Materials of Environmental Concern, at, on, from or affecting any real property leased by the Company or its Subsidiaries; (ii) neither the Company nor its Subsidiaries has caused to exist any condition at any location that has resulted in or could reasonably be expected to result in liability or other obligation (A) under any applicable Law relating to the protection of the environment, including the quality of the ambient air, soil, surface water or groundwater, or natural resources or the protection of human health and safety, including with regards to ionizing and non-ionizing radiation (“Environmental Laws”) or (B) regarding any Materials of Environmental Concern; (iii) the Company and its Subsidiaries are in compliance with all, and since January 1, 2015 have not violated any, Environmental Laws, including with respect to the possession of and compliance with all Environmental Permits, and to the knowledge of the Company, there is no condition or circumstance that would reasonably be expected to prevent or interfere with such compliance in the future; (iv) none of the Company or its Subsidiaries has contractually assumed or provided indemnity against any liability of any other person under or relating to any Environmental Laws; (v) there are no Claims pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries under or related to Environmental Law or Materials of Environmental Concern; and (vi) none of the Company or any of its Subsidiaries has entered into any consent decree or other agreement with any Governmental Entity under any Environmental Law, or is subject to any injunction, writ, order, award, judgment, settlement or decree or similar requirement relating to compliance with Environmental Law or to Materials of Environmental Concern.

(b)          The Company has made available to Parent and its Representatives a copy of all studies, audits, assessments or investigations concerning material compliance with, or liability or obligations under, Environmental Laws affecting the Company or any of its Subsidiaries that are in the possession or reasonable control of the Company or any of its Subsidiaries.

3.16.        Property.

(a)          Neither the Company nor any of its Subsidiaries own any real property or interests in real property or any options to acquire such real property or interests therein.

(b)          Section 3.16(b) of the Company Disclosure Schedule identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof pursuant to which the Company or a Subsidiary occupies real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases tangible personal property (“Leases”).  The Company has delivered or made available to Parent a true and complete copy of all Leases.  Each of the Leases is in full force and effect, valid and binding in accordance with their respective terms, and there is not under any such lease any existing material default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or, to the knowledge of the Company, any event which with notice or lapse of time or both would constitute such default.

(c)          To the Company’s knowledge, there are no (a) actual or proposed special assessments; (b) pending or threatened condemnation proceedings; (c) pending or threatened litigation or administrative actions; (d) planned or commenced improvements which may result in a material assessment or otherwise materially affect the leased real property; (e) Governmental Entity or court orders requiring a material repair, alteration or correction of any existing condition with respect to the leased real property or any portion thereof; or (f) pending or threatened changes in any zoning laws or ordinances which may materially affect the leased real property.

(d)          The buildings, fixtures and other improvements on the leased real property have been approved by all necessary Governmental Entity and are in good operating condition, working order and repair, ordinary wear and tear excepted, and suitable for the purpose for which they are currently being used by the Company and its Subsidiaries.

(e)          The improvements on each parcel of leased real property comply in all material respects with all Laws independently and without benefit of any restrictions or burdens imposed upon other real property, or other rights with respect to any other real property.

(f)           The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens, other than Permitted Liens, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.17.        Healthcare Regulatory Compliance.

(a)          Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company, its Subsidiaries, and to the knowledge of the Company, its Third Party Manufacturers are, and have been since January 1, 2015, in compliance with all Health Care Law applicable to the Company, its Subsidiaries or their respective businesses as then or now conducted.  Neither the Company or its Subsidiaries, nor to the knowledge of the Company, its Third Party Manufacturers, have received any written notice from any person since January 1, 2015, alleging that the businesses of the Company, any of its Subsidiaries or its Third Party Manufacturers have been conducted in default or violation of any applicable Health Care Law.  There is no order of any Governmental Entity outstanding against the Company, its Subsidiaries or any of their assets that is or would reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, or that in any manner challenges or seeks to prevent, enjoin, alter or materially impair or delay the Company’s ability to consummate the transactions contemplated hereby or otherwise perform any of its obligations hereunder.

(b)          The Company, its Subsidiaries and, to the knowledge of the Company, its Third Party Manufacturers, possess all permits, licenses, approvals, clearances, certifications, registrations, listings and authorizations from any Governmental Entity, including those related to both establishments and the products researched, manufactured, distributed, and sold by the Company or its Subsidiaries (collectively, “Permits”) necessary for their business and operations as currently conducted except for such Permits the absence of which, would not have or reasonably be expected to have individually or in the aggregate, a Material Adverse Effect.  The Company, its Subsidiaries and, to the knowledge of the Company, its Third Party Manufacturers, are and have been since January 1, 2015, in compliance with the Permits and no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits.  To the Company’s knowledge, none of the Permits will be terminated or impaired or become terminable or subject to consent, approval or reissuance by the applicable Governmental Entity, in whole or in part, as a result of the transactions contemplated hereby.

(c)          Without limiting the generality of the foregoing,

(i)           Neither the Company nor any of its Subsidiaries have received any written  notice, subpoena, complaint or other non-ordinary course communication from any Governmental Entity regarding any actual, alleged, or potential violation of (or investigation with respect thereto) any Health Care Law or failure to comply with the terms or requirements of any Permit, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)          Except as set forth in Section 3.17(c)(ii) of the Company Disclosure Schedule, the Company, its Subsidiaries and/or any products manufactured by or for the Company or any of its Subsidiaries are not now subject (and have not been subject during the previous three (3) years) to any adverse inspection finding, investigation, penalty assessment, audit or other compliance or enforcement action, including but not limited to an untitled or warning letter, Form 483, adverse audit findings or similar communication, by the U.S. Food & Drug Administration (the “FDA”), an EU notified body, the Chinese Food and Drug Administration, Health Canada, the Therapeutic Goods Administration, the Japanese Ministry of Health, Labor, and Welfare, or any other Governmental Entity having responsibility for the regulation of the current and past business activities of the Company and its Subsidiaries, nor has the Company or any of its Subsidiaries received during the past three (3) years any written notice from any Governmental Entity that it has commenced, or threatened to initiate an action to withdraw a product Permit or enjoin the sale of a product manufactured by the Company or any of its Subsidiaries and there are no field actions or recalls currently open or currently anticipated by the Company or its Subsidiaries for product Permits which it holds. The Company and its Subsidiaries have obtained all product Permits from the FDA and other Governmental Entities for their respective businesses as now conducted.  To the knowledge of the Company, the Company and its Subsidiaries have not made any material false statements or material false omissions in any applications or other submissions to the FDA or other authorities and the Company and its Subsidiaries have not made or offered any payments, gratuities or other things of value that are prohibited by any law or regulation to personnel of the FDA or other Government Officials.

(iii)         No officer or employee of the Company or any of its Subsidiaries (i) has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a; (ii) has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law; (iii) has been convicted of or charged with any violation of any law related to any “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f); (iv) is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any federal health care program or has committed any violation of law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility or (v) is or has been a party to a corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with any Governmental Entity related to any allegation that an operation or activity of the Company or any of its Subsidiaries is in violation of any applicable Health Care Law.

(iv)         All studies, tests and preclinical and clinical trials conducted by the Company or its Subsidiaries since January 1, 2015 have been and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Health Care Laws and other applicable laws, rules, regulations and guidance, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable.  The Company and its Subsidiaries have not received any written notices, correspondence or other communication from the FDA or other Governmental Entity (including but not limited to any foreign or local authority, institutional review board, or ethics committee) requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, and, to the knowledge of the Company, neither the FDA nor an analogous Governmental Entity is considering such action.  For the purposes of this Agreement, (i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Part 50, 54, 56, 312, 314, 320, 812, and 814 and foreign equivalents and (ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58 and applicable foreign equivalents.

3.18.        Products.

(a)          Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2015, and except as set forth in Section 3.18(a) of the Company Disclosure Schedule, (i) there have been no Recalls of any products (and to the knowledge of the Company none are threatened in writing or pending) and (ii) no report of any problems or defects involving any product has been filed or is required to have been filed with any Governmental Entity under any U.S. or foreign Law, and (iii) there are no facts which are reasonably likely to necessitate a Recall, including but not limited to findings to date related to the Company’s ongoing quality system remediation activities. Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, there are no pending, and within the last twelve (12) months prior to the date of this Agreement, there have not been any, actions, claims or, to the Company’s knowledge, written threats, thereof related to product liability involving any products, and no such actions, claims or threats have been settled, adjudicated or otherwise disposed of within the twelve (12) months prior to the date of this Agreement.

(b)          Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, each of the products designed, manufactured, constructed, assembled, fabricated, sold, leased, produced, installed, sold, delivered or otherwise placed into the stream of commerce by or on behalf of the Company or any of its Subsidiaries is, and at all times up to and including the sale thereof has been, (i) manufactured in material conformity with all specifications applicable or related to such product and (ii) manufactured in material compliance with all applicable Health Care Laws, Performance Standards, and all express and implied contractual commitments and warranties applicable or related to such product.  Except as set forth in of Section 3.18(b) of the Company Disclosure Schedule, within the past two (2) years, neither the Company nor any of its Subsidiaries have received any written (or, to the Company’s knowledge, oral) notice that any Claim has been commenced or will be commenced against the Company or any of its Subsidiaries by or before any Governmental Entity alleging any of its products do not comply in all material respects with applicable Performance Standards (including any with respect to which the Company or any of its Subsidiaries voluntarily complies).

3.19.        Suppliers.  Section 3.19 of the Company Disclosure Schedule provides a list of the twenty (20) most significant suppliers (by dollar volume of purchases) of the Company (each, a “Significant Supplier”) for the twelve-month period ended December 31, 2016 and the approximate amount purchased from each such supplier during such period.  From January 1, 2015 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from a Significant Supplier that such Significant Supplier has ceased, or will cease, to supply or make available all or substantially all of the products, equipment, goods or services currently supplied to the Company or its Subsidiaries by such Significant Supplier following the date hereof.

3.20.        Product Liability.  Except for matters that, individually or in the aggregate, have not had and would not be reasonably likely to have a Material Adverse Effect, (a) each product designed, formulated, manufactured or sold by the Company and its Subsidiaries has been done so since January 1, 2015 in conformity with all applicable product specifications, applicable express and implied warranties and applicable Law and (b) neither the Company nor any of its Subsidiaries is subject to or has received any written notice of any pending allegation that a product it designed, formulated, manufactured or sold is defective or not in conformity with the applicable product specification, applicable express or implied warranties or applicable Law.

3.21.        Grants, Incentives and Subsidies.  Section 3.21 of the Company Disclosure Schedule provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives, exemptions and subsidies (collectively, “Grants”) from the government of the State of Israel or any agency thereof, or from any non-United States governmental or administrative agency, granted to the Company or any of its Subsidiaries, including a grant of Approved Enterprise Status from the Investment Center and grants from the OCS.  Section 3.21 of the Company Disclosure Schedule lists, as of the date hereof: (a) the aggregate amount of each Grant; (b) the aggregate outstanding obligations of the Company and its Subsidiaries under each Grant with respect to royalties; and (c) the outstanding amounts to be paid by OCS to the Company and its Subsidiaries.  The Company has made available to Parent, prior to the date hereof, correct copies of all material documents evidencing Grants submitted by the Company and its Subsidiaries and of all material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company and its Subsidiaries, and all material correspondence related thereto.  In all material respects, the Company and its Subsidiaries are in compliance with the terms and conditions of all Grants and has duly fulfilled all the material undertakings required thereby.  To the knowledge of the Company, there are no events or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants.

3.22.        Insurance. Section 3.22 of the Company Disclosure Schedule contains a true, correct and complete list and a brief description (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and its Subsidiaries.  The Company and its Subsidiaries are in material compliance with their insurance policies and are not in default under any of the material terms thereof.  Each such policy is outstanding and in full force and effect in such amounts and against such risks as is sufficient to materially comply with applicable Law and as the Company reasonably has determined to be prudent in accordance with industry practices. No insurer has refused, denied or disputed coverage of any claim made thereunder.  All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23.        Anti-Takeover Statutes.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted is applicable to this Agreement, the Merger, the Voting Agreement or the other transactions contemplated hereby and by the Voting Agreement.

3.24.        Shareholder Vote Required.  The affirmative vote of the holders (either in person or by proxy) of a majority of the outstanding Ordinary Shares that are present at the Company Shareholders Meeting to adopt this Agreement, at the Company Shareholders Meeting (the “Company Shareholder Approval”), is the only action of the holders of any class or series of the Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

3.25.        Proxy Statement.  The information relating to the Company and its Subsidiaries to be provided by the Company for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. The Proxy Statement will, when furnished to the SEC, comply as to form in all material respects with the all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their respective representatives or affiliates for use or incorporation by reference in the Proxy Statement and which is contained or incorporated by reference in the Proxy Statement.

3.26.        Opinion Of Financial Advisor.  The Company has received the opinion of Barclays Capital Inc., dated as of the date of this Agreement, (the “Fairness Opinion”) to the effect that, as of the date thereof and subject to the assumptions, limitations and qualifications and other matters set forth therein, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than Cancelled Shares) pursuant to this Agreement is fair to such holders. The Company will make a copy of such opinion available to Parent, solely for informational purposes, promptly following receipt thereof.

3.27.        Broker’s Fees.  Except for Barclays Capital Inc., neither the Company nor any Subsidiary thereof has employed or engaged any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.  True, correct and complete copies of all agreements between the Company, on the one hand, and Barclays Capital Inc., on the other hand, relating to the Merger Consideration or the other transactions contemplated by this Agreement have been provided to Parent prior to the date hereof.

3.28.        Transactions with Affiliates.  Except as set forth in Section 3.28 of the Company Disclosure Schedule, neither the Company, nor any of its Subsidiaries, is party to any Contract with any (i) officer or director of the Company or any of its Subsidiaries, other than as part of such person’s employment or service with the Company or any of its Subsidiaries, (ii) person that is the beneficial owner of five percent (5%) or more of the Ordinary Shares, or (iii) affiliate or family member of any such officer, director or shareholder.

3.29.        No Other Representations or Warranties.  The Company acknowledges and agrees that, except for the representations and warranties contained in Article IV, the Company has not relied on and none of Parent, Merger Sub or any of their respective Parent Related Parties or Representatives has made any representation or warranty, either express or implied, whether written or oral, concerning Parent, Merger Sub or any of their respective Parent Related Parties or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to information provided by or on behalf of Parent, Merger Sub or any of their respective Parent Related Parties or Representatives.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth on the disclosure schedule delivered by Parent to the Company contemporaneously with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

4.1.          Corporate Organization.

(a)          Each of Parent and Merger Sub (i) is a company duly organized and validly existing and in good standing under the Laws of the State of Israel and (ii) has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Merger Sub is a wholly owned Subsidiary of Parent.

(b)          Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, has not owned any properties, rights or assets other than in connection with the transactions contemplated by this Agreement, and has engaged in no other business other than in connection with the transactions contemplated by this Agreement.

4.2.          Authority; No Violation.

(a)          Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and shareholder action of Parent and Merger Sub, and no other corporate or shareholder proceedings on the part of Parent and Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b)          The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) determined that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) solely with respect to the board of directors of Merger Sub, resolved to recommend that Parent approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

4.3.          Consents and Approvals.

(a)          No consents or approvals of, or filings or registrations with, any Governmental Entity by and on behalf of Parent or Merger Sub are necessary in connection with the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, except for (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (ii) any notices or filings under the HSR Act and the expiration or termination of any applicable waiting periods thereunder and the filings and receipt, termination or expiration, as applicable, of such other authorizations, permits or approvals or waiting periods as may be required under foreign competition Laws as set forth on Section 4.3(a) of the Parent Disclosure Schedule, and (iii) the consents, authorizations, approvals, filings and registrations of Governmental Entities, the failure of which to obtain or make would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the organizational documents of Parent and Merger Sub or (ii) assuming that the consents, approvals and waiting periods referred to in Section 4.3(a) are duly obtained or satisfied, (x) violate any Law applicable to Parent or Merger Sub or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption, repayment or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of Parent or Merger Sub under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults or other events which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4.          Equity Financing. Parent has delivered to the Company a true, complete and correct copy of the equity commitment letter, dated the date of this Agreement (the “Equity Commitment Letter”), between Parent and the Investors, pursuant to which the Investors have committed, subject to the terms and conditions set forth therein, to invest in Parent up to the cash amount set forth therein (the “Equity Financing”). The proceeds from the Equity Financing, if funded, will be sufficient to pay (i) the Total Consideration and (ii) any and all fees, costs and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger. The Equity Commitment Letter has not been amended or modified prior to the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter.

4.5.          Broker’s Fees.  No broker, finder or investment banker will be entitled to any brokerage, finder’s or other fee or commission from the Company prior to the Closing in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

4.6.          Proxy Statement. The information relating to Parent and its Subsidiaries to be provided by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Representatives or affiliates for use or incorporation by reference in the Proxy Statement and which is contained or incorporated by reference in the Proxy Statement.

4.7.          Ownership of Ordinary Shares.

(a)          As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Ordinary Shares or other securities convertible into, exchangeable for or exercisable for Ordinary Shares or any securities of the Company or any Subsidiary of the Company and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Ordinary Shares except pursuant to this Agreement. None of the persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Ordinary Shares.

(b)          Except as expressly authorized by the Company in writing or as contemplated by this Agreement, neither Parent or Merger Sub, nor any of their respective affiliates, is a party to any contracts, nor has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or other affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (except as to continuing employment on customary terms in similar companies) from and after the Effective Time.

4.8.          Absence of Litigation.  There are no Claims pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, other than any such Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no injunction, writ, order, award, judgment, settlement or decree imposed upon or entered into by Parent or Merger Sub or the properties, rights or assets of Parent or Merger Sub.

4.9.          No Other Representations or Warranties.

(a)          Parent and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article III, Parent and Merger Sub have not relied on and none of the Company, its Subsidiaries or any of their respective affiliates or Representatives makes or has made any representation or warranty, either express or implied, whether written or oral, concerning the Company, its Subsidiaries or any of their respective affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to any information provide by or on behalf of the Company, its Subsidiaries or any of their respective affiliates or Representatives.

(b)          In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Representatives, Parent and Merger Sub and their respective Representatives have received and may continue to receive after the date hereof from the Company and its affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as business plans (b) to take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking statements, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), and (c) that none of the Company or any of its Subsidiaries, nor any of their respective affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE V
 COVENANTS AND AGREEMENTS

5.1.          Conduct of Business Prior to the Effective Time.

(a)          Except (i) as otherwise expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) as set forth in Section 5.1(a) of the Company Disclosure Schedule or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the date of termination hereof in accordance with Article VII or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use reasonable best efforts to maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its business relationships with customers, vendors, distributors and others doing business with it and retain the services of its officers and key employees.

(b)          Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) as set forth in Section 5.1(b) of the Company Disclosure Schedule, during the period from the date of this Agreement to the earlier of the date of termination hereof in accordance with Article VII or the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)           amend or otherwise change its certificate of incorporation or bylaws or other applicable organizational documents, adjust, split, combine or reclassify any capital stock or other equity interest or enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person;

(ii)          issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in the Company or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (A) the issuance of Ordinary Shares upon the exercise of Company Options or the settlement of Company RSU Awards, (B) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (C) in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options.

(iii)         declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Ordinary Shares or other shares of capital stock or equity interests (except for any dividend or distribution by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company);

(iv)         sell, license, transfer, mortgage, encumber or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise), abandon or fail to maintain any assets, rights or businesses of the Company or its Subsidiaries (including any capital stock of any Subsidiaries), in each case other than dispositions not exceeding $1,000,000 in the aggregate;

(v)          acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case other than (A) purchases of equipment and other assets in the ordinary course of business or (B) acquisitions not exceeding $1,000,000 in the aggregate;

(vi)         (A) incur, assume, refinance or guarantee any indebtedness for borrowed money (other than indebtedness among the Company and/or wholly-owned Subsidiaries) or issue any debt securities, or assume or guarantee any indebtedness for borrowed money of any person, except for borrowings in the ordinary course of business in an amount not to exceed $2,500,000 in the aggregate outstanding at one time, or (B) enter into any swap or hedging transaction or other derivative agreement;

(vii)        make any loans, advances or capital contributions to, or investments in, any other person (other than to any wholly-owned Subsidiary of the Company) in excess of $1,000,000 in the aggregate;

(viii)       (i) enter into any Contract involving or providing for the settlement (or proposed settlement) of, or other arrangements with respect to, any Claims or threatened Claim (or series of related Claims) (A) with a Governmental Entity, (B) that involves payments after the date hereof, in the aggregate, in excess of $500,000 or (C) that materially restricts or imposes material obligations on the Company and its Subsidiaries; provided that in no event shall the Company settle (or permit to be settled) any suit or proceeding described in Section 5.11 except in accordance with the provisions thereof or (ii) commence any Claim, except with respect to (A) Claims involving amounts less than $500,000 individually or $1,000,000 in the aggregate, or (B) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(ix)         enter into, amend in any material respect, waive compliance with any material rights with respect to, or cancel or terminate any Material Contract or Contract which if entered into prior to the date hereof would be a Material Contract, in each case other than renewals of Material Contracts in the ordinary course of business with terms and conditions of the renewed Material Contract substantially similar to the existing Material Contract being so replaced;

(x)           except for the expenditures contemplated by and consistent with the capital expenditure budget set forth in Section 5.1(b)(x) of the Company Disclosure Schedule (the “Capital Expenditure Budget”), make, or commit to make, or otherwise authorize any capital expenditures in excess of an amount equal to, in the aggregate, 20% of the total Capital Expenditure Budget for the relevant period;

(xi)          except as required by Law or the terms of any Plan in effect as of the date hereof or as disclosed in Section 5.1(b)(xi) of the Company Disclosure Schedule: (i) increase the compensation or benefits of any Company Employee other than increases made in the ordinary course of business, consistent with past practice for employees with total annual cash compensation of less than $150,000; (ii) grant or pay any performance bonus, change-in-control, retention bonus, severance or termination pay to any Company Employee; (iii) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Plan; (iv) grant any equity or equity-based awards; (v) hire, or terminate the employment of, any Company Employee, other than for cause, except for individuals who have a total annual cash compensation target (including (x) base salary or wages and (y) bonus and commissions) of less than $100,000 in the ordinary course of business consistent with past practice; (vi) except with respect to Company Options and Company RSU Awards, take any action to accelerate the vesting or time of payment of any compensation or benefit under or waive any performance conditions with respect to any Plan or awards made thereunder; (vii) loan or advance any money or other property to any present or former director, officer or employee of the Company or its Subsidiaries; (viii) increase or accelerate the funding obligation or contribution rate of any Plan; (ix) approve, enter into, adopt or establish any obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any Tax incurred by such Company Employee, including under Section 409A or 4999 of the Code; or (x) grant any Company Employee the right to receive an additional payment (including any tax gross up or other payment (including any tax gross up or other payment) as a result of the imposition of any Taxes;

(xii)         announce, implement or effect any reduction in force, layoff or other program resulting in the termination of employees, in each case, that would trigger the WARN Act;

(xiii)        make any changes in its methods, practices or policies of financial accounting, except as may be required under Law, rule, regulation or U.S. GAAP, in each case as approved in writing by the Company’s independent public accountants;

(xiv)       make or change any Tax election, file any amended Tax Returns, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund, incur any material liability for Taxes outside the ordinary course of business or make any material changes in its methods, practices or policies of Tax accounting;

(xv)        fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies of the Company and its Subsidiaries or to replace such insurance policies with comparable insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses;

(xvi)       apply for or accept (x) any funding from any Governmental Entity, which is extended to support the Company’s research and development operations, or (y) any material funding from any other Governmental Entity;

(xvii)      enter into, engage in or amend any transaction or Contract with any Company Related Party;

(xviii)     terminate or materially default under any Lease;

(xix)        transfer, convey or assign any Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(xx)         make any material changes to any Privacy Policies or make any material changes in the operation or protection of any material IT Assets; or

(xxi)        agree to, or make any commitment to, take any of the actions prohibited by this Section 5.1(b).

(c)          Prior to Closing, the Company shall, and shall cause each of its Subsidiaries to use their commercially reasonable efforts to cause the cash of the Company and its Subsidiaries to be available for use by or distribution to Parent promptly following the Closing; provided, however, that nothing contained in this Section 5.1(c) shall require the Company or any of its Subsidiaries to take any action, including any corporate action by the Company or any of its Subsidiaries, the execution of any agreement or the making of any filings with any Governmental Entity, prior to the Effective Time if the Company determines in good faith that such action could reasonably be expected to (i) result in Tax obligations or other costs or expense to the Company or any of its Subsidiaries, (ii) adversely affect the Company's or any of its Subsidiaries’ Tax or financial reporting positions, (iii) adversely affect the ability of the Company and its Subsidiaries to operate their respective businesses in the ordinary course, consistent with past practice, including by impairing the ability of the Company and its Subsidiaries to meet their respective working capital requirements, or (iv) be prohibited by Law.

(d)          Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2.          Access to Information.

(a)          During the period from the date hereof to the earlier of termination hereof in accordance with Article VII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford to the officers, employees and agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative, intermediary or affiliate retained in connection with the transactions contemplated by this Agreement (collectively as to each party, its “Representatives”) of Parent reasonable access, during normal business hours, and upon reasonable prior written notice, to all its properties, books, Contracts, commitments and records, and to its officers, employees and Representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to applicable Laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company shall not be required to provide such access or furnish such information or updates if the Company in good faith reasonably believes that doing so would (x) result in the loss of attorney-client privilege, (y) breach or violate any applicable Law, or (z) violate any confidentiality obligation (existing on the date hereof) with respect to such information; provided, further, that the parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (x), (y) or (z) above. The Company shall produce, or cause to be produced, a report setting forth the anticipated working capital and available cash of the Company and its Subsidiaries as of the Closing Date, which such report the Company shall deliver to Parent at least five (5) Business Days prior to the Closing. The Company shall keep Parent reasonably informed and shall provide any information reasonably requested by Parent with respect to the launch of the product lines set forth on Section 5.2(a) of the Company Disclosure Schedule. No investigation by Parent or the Company, and its Representatives, shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the Company or Parent, respectively, set forth herein or otherwise affect any condition to the obligations of the parties hereto under this Agreement. Notwithstanding the foregoing, nothing in this Section 5.2(a) shall have the effect of expanding the information rights of Parent with respect to a Company Acquisition Proposal (including under Section 5.4(d)).

(b)          All information furnished by the Company or any of its Subsidiaries or Representatives to Parent or its Representatives pursuant to this Agreement (including Section 5.2(a)) shall be subject to the provisions of the Confidentiality Agreement, dated January 13, 2017 between Apax Partners LLP and the Company (the “Confidentiality Agreement”).

5.3.          Proxy Statement and Company Shareholders Meeting.

(a)          As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder).  As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”).  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to Article VII or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than seventy (70) days after the publication of the notice regarding the Company Shareholders Meeting.  Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall include the Company Recommendation and a copy of the Fairness Opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable (but in no event later than twenty-one (21) days prior to the Company Shareholders Meeting).

(b)          The Company shall not include in the Proxy Statement any information with respect to Parent, Merger Sub or their affiliates, unless the form and content thereof shall have been consented to in writing by Parent and Merger Sub prior to such inclusion and Parent and Merger Sub agree to provide any such information required to be so included under applicable Law or that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement as reasonably requested by the Company.  Notwithstanding anything herein to the contrary, the Company assumes no responsibility with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.  Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent and its outside counsel with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent and its outside counsel, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or NASDAQ, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby.  If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 5.3, prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company the respective interest of Parent or such person in the Ordinary Shares so voted.

(c)          Except to the extent there has been a Company Board Recommendation Change in accordance with and subject to Section 5.4, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and secure any other approval of shareholders of the Company that is required by applicable Law in connection with the Merger; provided, however, that the Company shall not change the date of, postpone or adjourn the Company Shareholders Meeting except (1) with the prior written consent of Parent, (2) if there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, (3) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Shareholder Approval or (4) to the extent required by Law. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.

5.4.          No Solicitation.

(a)          During the period (the “Go-Shop Period”) commencing on the date of this Agreement and continuing until 11:59 p.m. (Israeli Time) on the thirtieth (30th) day after the date hereof (such 30-day period to be tolled during the period from April 11, 2017 through April 17, 2017) (the day on which the Go-Shop Period ends, the “No-Shop Period Start Date”), the Company, the Company Related Parties or Representatives of any of the foregoing shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that could constitute a Company Acquisition Proposal, including by furnishing information with respect to the Company and the Subsidiaries of the Company to any person pursuant to an Acceptable Confidentiality Agreement; provided that, the Company shall, to the extent not previously provided to Parent or Merger Sub, provide or make available to Parent or Merger Sub any material non-public information concerning the Company or any Subsidiary of the Company provided or made available to any person which was not previously provided to Parent or Merger Sub prior to (or contemporaneously with) the time it is provided to such person; provided, further, the Company, the Company Related Parties and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if management of the Company reasonably determines such information could reasonably be likely to be materially harmful to the operation of the Company and its Subsidiaries, and (ii) participate in any discussions or negotiations with any persons or group of persons with respect to any proposal or offer that could lead to a Company Acquisition Proposal and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Company Acquisition Proposals. Without in any way limiting the exercise by the Company Board of its fiduciary duties, including pursuant to Section 5.4(e), during the Go-Shop Period, the Company Board and the Company shall not publicly comment on any Company Acquisition Proposal. No later than forty-eight (48) hours after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party, together with (x) a copy of the most recent Company Acquisition Proposal made in writing and any other written terms or proposals provided (including financing commitments) made by such Excluded Party and (y) a written summary of the material terms of such Company Acquisition Proposal not made in writing.

(b)          Except as may relate to any Excluded Party (but only for so long as such person or group is an Excluded Party) or as expressly permitted by this Section 5.4, from the No-Shop Period Start Date continuing until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article VII, the Company shall not, shall cause its Subsidiaries not to and shall not permit or authorize its and its Subsidiaries’ respective Company Related Parties and Representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of providing information or otherwise) the submission of any proposals, offers or inquiries that constitute or could reasonably be expected to lead to any Company Acquisition Proposal, (ii) have any discussions or negotiations with or provide any confidential information or data to any person relating to a Company Acquisition Proposal, (iii) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Recommendation or approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal (any act described in this clause (iii), a “Company Board Recommendation Change”), or (iv) approve or recommend, or execute or enter into, any Contract related to any Company Acquisition Proposal (any such Contract, an “Alternative Acquisition Agreement”).  Except as may relate to any Excluded Party (but only for as long as such person or group is an Excluded Party) or as expressly permitted by this Section 5.4, from and after the No-Shop Period Start Date, the Company will, and will cause its Subsidiaries and its and its Subsidiaries’ directors, officers, employees and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any persons other than Parent and its affiliates with respect to any Company Acquisition Proposal, including immediately revoking or withdrawing access of any person other than Parent, any Excluded Party (but only for as long as such person or group is an Excluded Party) and their respective directors, officers, employees and Representatives to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries previously furnished with respect to a Company Acquisition Proposal.  Promptly after the No-Shop Period Start Date, the Company shall also request that each person (other than Parent, any Excluded Party and their respective affiliates) that has executed a confidentiality agreement that is then still in effect in connection with its consideration of acquiring the Company to promptly return or destroy all non-public information furnished to such person on behalf of the Company or any of its Subsidiaries prior to the No-Shop Period Start Date.  Promptly following the date that a person no longer constitutes an Excluded Party hereunder, the Company shall also request that such person promptly return or destroy all non-public information furnished to such person on behalf of the Company and its Subsidiaries.  The Company shall not terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which the Company is a party, in each case, with respect to the submission of any Company Acquisition Proposal; provided, however, prior to the No-Shop Period Start Date, the Company may grant a limited waiver, amendment or release of any standstill or similar provision solely to the extent necessary to allow for a Company Acquisition Proposal to be made to the Company or the Company Board.  For purposes of this Section 5.4, it is hereby clarified that the fact that the Company, the Company Related Parties or Representatives of any of the foregoing have previously engaged in any discussions or negotiations with a person shall not prevent by itself a Company Acquisition Proposal made by such person from being considered or deemed unsolicited to the extent such discussions or negotiations were not in breach of this Section 5.4.

(c)          Notwithstanding the foregoing provisions of Section 5.4(b), prior to the time the Company Shareholder Approval is obtained, in the event that the Company receives after the date hereof an unsolicited (except as provided in Section 5.4(a)) bona fide written Company Acquisition Proposal that did not result from a material breach of this Section 5.4 and the Company Board (x) concludes in good faith (after consultation with the Company’s outside legal and financial advisor) that such Company Acquisition Proposal constitutes a Company Superior Proposal or is reasonably expected to lead to a Company Superior Proposal and (y) concludes in good faith after consultation with the Company’s outside legal advisor that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable Law, the Company may, and may permit its Subsidiaries and its and their directors, officers, employees and Representatives, to have discussions or negotiations with and provide confidential information or data to the person making such Company Acquisition Proposal and/or afford to such person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries; provided, however, that (A) prior to providing (or causing to be provided) any confidential information or access to, or having discussions or negotiations with, such person, the Company shall have entered into an Acceptable Confidentiality Agreement with such person and (B) the Company will provide to Parent any information that was not previously provided or made available to Parent prior to (or contemporaneously with) providing (or causing to be provided) any such information to such person making such Company Acquisition Proposal; provided, further, the Company, the Company Related Parties and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if management of the Company reasonably determines such information could reasonably be likely to be materially harmful to the operation of the Company and its Subsidiaries.

(d)          From and after the No-Shop Period Start Date, the Company shall notify Parent orally and in writing promptly (but in any event within forty-eight (48) hours) (i) after receipt of any Company Acquisition Proposal or an inquiry that that could reasonably be expected to lead to a Company Acquisition Proposal, which notice shall include the identity of the person making such proposal, offer or inquiry and copies of all proposals, offers and drafts of proposed agreements related thereto (including financing commitments) (or a written summary of the material terms of such proposal, offer or inquiry if not made in writing) and (ii) of any change to the financial or other material terms and conditions of any Company Acquisition Proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal.  From and after the No-Shop Period Start Date, the Company shall otherwise keep Parent reasonably informed of the status of any Company Acquisition Proposal (including by providing copies of all proposals, offers and drafts of proposed agreements related thereto (including financing commitments) that have not already been provided pursuant to clause (i) above). Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(e)          Prior to the time the Company Shareholder Approval is obtained, the Company Board may (A) make a Company Board Recommendation Change or (B) terminate this Agreement in accordance with Section 7.1(h) in order to enter into a definitive agreement to effect a transaction constituting a Company Superior Proposal, if:

(i)           the Company receives a bona fide Company Acquisition Proposal that did not result from a material breach of Section 5.4(b) and the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal constitutes a Company Superior Proposal;

(ii)          the Company provides Parent prior written notice of its intention to take such action (a “Superior Proposal Notice”), which notice shall identify the person making such Company Superior Proposal and include the terms and conditions of such Company Superior Proposal, including copies of the most recent form or draft of the proposed Alternative Acquisition Agreement (it being understood and agreed that the delivery of such a notice by itself shall not be deemed to be a Company Board Recommendation Change);

(iii)         for at least four (4) Business Days after Parent’s receipt of such Superior Proposal Notice, the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal (it being understood and agreed that any revision to the financial terms or any other material term of such Company Superior Proposal shall require a new Superior Proposal Notice, on only two occasions following delivery of the original Superior Proposal Notice and not with respect to any subsequent revisions to the financial terms or other material terms of such Company Superior Proposal after such two occasions, and the Company shall be required, on such two occasions, to comply again with the provisions of this Section 5.4(e) with respect to such new notice; provided that references to the four (4) Business Day period shall be deemed to be references to a two (2) Business Day period; provided, further, that the Company and the Company Board shall not take any action that is designed to frustrate the benefit of Parent’s rights pursuant to this subsection (iii)); and

(iv)         at the end of the period (or periods) referred to in clause (iii) above, if Parent and Merger Sub shall have delivered (prior to or at the end of such period or periods) to the Company a written bona fide offer to alter the terms or conditions of this Agreement, the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal still constitutes a Company Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (iii) above and that a failure to make a Company Board Recommendation Change or to terminate this Agreement in order to enter into a definitive agreement with respect to such Company Superior Proposal would result in a violation of its fiduciary duties under applicable Law.

(f)           Prior to the time the Company Shareholder Approval is obtained, the Company Board may also make a Company Board Recommendation Change if:

(i)           there is an event, development or change in circumstances that is material to the Company and its Subsidiaries taken as a whole, that does not relate to any Company Acquisition Proposal and was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (any such event, development or change in circumstances, an “Intervening Event”);

(ii)          the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that, as a result of such Intervening Event, failure to make a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law;

(iii)         the Company provides Parent prior written notice of the Company’s intention to make a Company Board Recommendation Change (a “Change of Recommendation Notice”), which notice shall specify in reasonable detail the Intervening Event and the reasons for such Company Board Recommendation Change;

(iv)         for at least four (4) Business Days after Parent’s receipt of a Change of Recommendation Notice, the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in order to obviate the need to make such Company Board Recommendation Change; and

(v)          at the end of the period referred to in clause (iv) above, if Parent and Merger Sub shall have delivered (prior to or at the end of such period or periods) to the Company a written bona fide offer to alter the terms or conditions of this Agreement, the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisors) that, as a result of such Intervening Event, failure to make a Company Board Recommendation Change would still be inconsistent with its fiduciary duties under applicable Law after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (iv) above.

(g)          Nothing contained in this Agreement shall prevent the Company or the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under the Laws issued, promulgated or entered into by any Governmental Entity in Israel with substantially similar content) or a position contemplated by Section 329 of the Israel Companies Law or complying with Rule 14d-9 under the Exchange Act with respect to a Company Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Board Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation in such disclosure or similar communication.

5.5.          Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied, (ii) prepare as promptly as practicable all necessary applications, notices, petitions, filings, ruling requests and other documents in order to obtain (and to cooperate with the other party to obtain) any Approval from any Governmental Entity which is required to be obtained by Parent, Merger Sub, the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement, (iii) comply promptly with all Laws which may be imposed on such party with respect to the transactions contemplated by this Agreement; (iv) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which the Company or its Subsidiaries is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect thereto and (vi) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby.  In furtherance of the foregoing, the Company, Parent and Merger Sub agree to, as promptly as practicable after the date hereof: (1) make (or cause to be made) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, which filing shall in any event be made within ten (10) Business Days following the date hereof and (2) make such filings contemplated by applicable foreign competition Laws as set forth in Section 5.5(a) of the Company Disclosure Schedule. Parent shall pay directly to the applicable Governmental Entity all filing fees required in connection with the filings contemplated by the preceding sentence.

(b)          Subject to the other provisions of this Agreement, the parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Approvals of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, to keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger, to consult with the other party to the extent reasonably practicable (subject to applicable Laws relating to the exchange of information), and to comply with the terms and conditions of all such Approvals of all such third parties and Governmental Entities.  Parent and the Company shall keep the other party reasonably informed and promptly advise each other upon receiving any communication from any Governmental Entity whose consent, non-objection or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any consent, non-objection or approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.

(c)          Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.5 or elsewhere in this Agreement shall require Parent to take or agree to take any action with respect to any of its affiliates (other than the Company and its Subsidiaries) or any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with Parent, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such affiliates (other than the Company and its Subsidiaries) or any direct or indirect portfolio companies of investment funds advised or managed by one or more affiliates of Parent.

(d)          Without limiting the generality of anything contained in this Section 5.5 but subject in all respects to Section 5.5(c), each party hereto shall use their respective reasonable best efforts to obtain any consents or approvals from any persons (other than Governmental Entities) that are necessary or advisable in connection with the transactions contemplated by this Agreement. In the event that the parties hereto shall fail to obtain any such third party consent, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and its Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent with respect to any transaction contemplated by this Agreement, (i) none of the Company or any of its Subsidiaries shall be required to, or, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), shall, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Merger Sub or any of their affiliates shall be required to pay or commit to pay, nor shall any of the foregoing pay or commit to pay without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

5.6.          Employees; Employee Benefit Plans.

(a)          During the period from the Effective Time until the first anniversary thereof, Parent shall or shall cause the Surviving Company to provide to the Company Employees who are employees of the Company or a Subsidiary of the Company at the Effective Time (such Company Employees, “Continuing Employees”), compensation and benefits that are substantially comparable, in the aggregate, to those provided to the Continuing Employees immediately prior to the date hereof (other than with respect to any equity-based compensation, retiree welfare benefits or defined benefit pension plan benefits), while such Continuing Employees remain employed by the Company or a Subsidiary prior to the first anniversary of the Effective Time.

(b)          With respect to each applicable employee welfare and retirement benefit plan sponsored or maintained by Parent or the Surviving Company (the “Parent Plans”), if any, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any defined benefit pension plan, post-retirement welfare benefit plan or “core contributions” under a U.S. tax qualified defined contribution Parent Plan), service with the Company or any Subsidiary shall be treated as service with Parent; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.  Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any Parent Plan.  Parent shall use commercially reasonable efforts to cause to be waived pre-existing condition limitations to the same extent waived under the applicable Plan.  Parent shall use commercially reasonable efforts to cause Continuing Employees to be given credit for amounts paid under a corresponding Plan of the Company or any Subsidiary during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan during the applicable plan year.

(c)          The Company, Parent and Merger Sub acknowledge and agree that all provisions contained in this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any current or former employees, officers or directors of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto, any legal or equitable or other rights or remedies with respect to matters provided for in this Section 5.6.  Nothing in this Agreement shall be construed as requiring Parent or the Surviving Company or any of its affiliates to provide employment, or any continued compensation, employee benefits or other rights, to any Company Employee, or to continue any specific Plan.  Nothing contained herein, whether express or implied, shall be construed as an amendment or modification of any employee benefit plan, program, arrangement or agreement.

5.7.          Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless, as and to the fullest extent provided in the Charter Documents as in effect on the date of this Agreement and permitted by applicable Law, all past and present directors and officers of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (in each case whether asserted or claimed before or after the Effective Time) arising out of acts or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party serving as a director or officer of the Company or any of its Subsidiaries (including in connection with an Indemnified Party serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity and including acts or omissions occurring in connection with this Agreement and the transactions contemplated hereby).

(b)          For a period of seven (7) years after the Effective Time, Parent shall maintain or cause the Surviving Company to maintain for the benefit of the Indemnified Parties a directors’ and officers’ liability insurance policy that provides coverage for acts, omissions or events occurring prior to the Effective Time (the “D&O Insurance”) with terms and conditions which are, in the aggregate, not less advantageous to such Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company (certain material terms of which are summarized in Section 5.7(b) of the Company Disclosure Schedule); provided that, at Parent’s option, in lieu of the foregoing insurance coverage, Parent or, with Parent’s consent, the Company may at or prior to the Effective Time substitute therefor a single premium tail coverage with respect to the D&O Insurance that provides coverage for claims first made within a period of seven (7) years after the Effective Time (the “Run Off Policy”), with terms and conditions which are, in the aggregate, not less advantageous to such Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company.  Notwithstanding the foregoing, in no event will Parent be required to expend, in the aggregate for the Run Off Policy, an amount in excess of 300% of the annual premiums currently paid by the Company for the existing directors’ and officers’ liability insurance policy of the Company as set forth in Section 5.7(b) of the Company Disclosure Schedule (the “Insurance Amount”), and if Parent is unable to maintain or obtain the insurance called for by this Section 5.7(b) for an amount equal to or less than the Insurance Amount, Parent shall obtain or cause to be obtained as much comparable insurance as may be available for the Insurance Amount. The parties hereby agree that each of the Indemnified Parties (and their respective heirs and personal representatives) are intended to be third party beneficiaries of this Section 5.7, with full rights of enforcement as if a party hereto. For the avoidance of doubt, in the event the Run Off Policy is purchased, none of Parent, the Company or the Surviving Company will have any further obligation under this Section 5.7(b).

(c)          If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent required, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume the obligations set forth in this Section 5.7.

(d)          The rights of each Indemnified Party under this Section 5.7 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or any applicable Law. In furtherance of the foregoing, for a period of seven (7) years after the Effective Time, Parent shall cause the Surviving Company to (i) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the Charter Documents or the articles of association (or other similar organizational documents) of the Subsidiaries as of the date hereof, and (ii) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to not be repealed, amended or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties thereunder except subject to the prior written consent of the Indemnified Parties or as required by applicable Law.

(e)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to the Indemnified Parties’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.7 is not prior to or in substitution for any such claims under such policies.

5.8.          Publicity.  Parent and the Company shall consult with each other before issuing any press release or public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which shall not be unreasonably conditioned, delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may, upon the advice of outside counsel, be required by Law or the rules and regulations of NASDAQ.  Without limiting the reach of the preceding sentence, Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party;  provided, however, that the restrictions set forth in this Section 5.8 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to, but in compliance with, Section 5.4. Notwithstanding the foregoing, each of Parent and the Company may, without prior consent of the other party, disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party. Subject to the terms and conditions of this Agreement, including Section 5.4, the Company and its Subsidiaries shall consult with Parent regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby.  Notwithstanding the foregoing, but subject in all respects to the limitations set forth in the Confidentiality Agreement, Parent, Merger Sub and their respective affiliates may provide ordinary course communications regarding this Agreement and transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any affiliates of such person.

5.9.          Notice of Certain Matters.  Each party hereto shall give reasonably prompt written notice to the other party hereto, if to such party’s knowledge, (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the End Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that, (a) nothing in this Section 5.9 shall be deemed to affect, modify or condition the obligations of each party to effect the Closing and (b) each party’s obligations, actions or inactions pursuant to this Section 5.9 shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2(b) or Section 6.3(b) have been satisfied.

5.10.        Anti-takeover Laws.  If any takeover Law or similar Law becomes applicable to this Agreement, the Merger, the Voting Agreement or any of the other transactions contemplated by this Agreement or the Voting Agreement, each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take such actions as necessary so that the Merger and the other transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

5.11.        Shareholder Litigation.  Prior to the Effective Time, in the event that any litigation or other Claim of any shareholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated, or, to the knowledge of the Company, threatened in writing, against any of the Company or its Subsidiaries, the officers of the Company and/or the members of the Board of Directors of the Company (or of any equivalent governing body of any Subsidiary of the Company) prior to the Effective Time, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of any such litigation, claim or action, including, by promptly providing Parent with copies of all proceeds and material correspondence with respect to such litigation or Claim, and shall keep Parent reasonably informed on a current basis with respect to the status thereof.  The Company shall consult with Parent on a regular basis with respect to, and shall give Parent the opportunity to participate in the defense or settlement of, any such litigation or Claims, and no such settlement or compromise shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.12.        NASDAQ Delisting.  The Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to cause the Ordinary Shares to no longer be listed or quoted on NASDAQ as promptly as practicable after the Effective Time and to be deregistered under the Exchange Act as soon as practicable following such delisting.

5.13.        Merger Proposal.

(a)          Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein: (a) cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders Meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 5.13(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) (if any) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 5.13(a)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.13(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub shall approve the Merger on the date that the Company Shareholder Approval is obtained, subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

5.14.        Directors.  Unless otherwise requested in writing by Parent, the Company shall use reasonable best efforts to obtain the resignation of all of the members of the Company Board who are in office immediately prior to the Effective Time (and if requested in writing by Parent, the Company shall use reasonable best efforts to obtain the resignation of any members of the board of directors (or any equivalent body) of any of the Subsidiaries of the Company), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time.  The Company will cooperate with Parent and use its reasonable best efforts to provide that the individuals that Parent may designate prior to the Effective Time to serve as members of the board of directors of the Surviving Company or the board of directors (or any equivalent body) of any Subsidiary of the Company, shall be appointed as directors of the Company or directors (or such equivalent positions) of any such designated Subsidiary, in each case effective at, and conditioned upon the occurrence of, the Effective Time.

5.15.        Financing Assistance from Company. From the date of this Agreement until the Closing (or the earlier termination of this Agreement pursuant to Article VII), the Company will, and will cause its Subsidiaries to, and will use its and their reasonable best efforts to cause their officers, employees and Representatives to, in each case, use reasonable best efforts to cooperate with Parent as reasonably requested by Parent in connection with Parent’s arrangement of debt financing; provided that (i) nothing herein will require such cooperation to the extent it unreasonably interferes with the business or operations of the Company and its Subsidiaries or creates a risk of damage or destruction to any property or assets of the Company and its Subsidiaries, (ii) no director or officer of the Company or any of its Subsidiaries shall be required to execute any agreement, certificate, document or instrument with respect to such debt financing that would be effective prior to the Effective Time, and (iii) neither the Company nor its Subsidiaries shall be required to provide any information or take any action if the Company in good faith reasonably believes that doing so would result in the loss of attorney-client privilege, breach or violate applicable Law or violate any confidentiality obligation (existing on the date hereof) with respect to such information.

5.16.          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) confirming, among other things, that (i) the cancellation and exchange of the Company 102 Options and Company 102 RSUs in accordance with Section 2.3 and conversion of the Company 102 Shares in accordance with Section 2.1(b) shall not be regarded as a violation of the 102 Trust Period so long as the respective Award Consideration and Merger Consideration are deposited with the 102 Trustee until the end of the respective 102 Trust Period and (ii) the deposit of the respective Award Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation in respect of Israeli withholding Tax (which ruling may be subject to customary conditions regularly associated with such a ruling) (such ruling, as granted by the ITA, the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent, the 102 Trustee and their respective agents from any withholding obligation.  At any time prior to the Closing Date, upon the request of Parent, the Company shall promptly seek to obtain an interim tax ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) which ruling may confirm, among other things, that Parent and any person acting on its behalf (including the Paying Agent) shall not be required to withhold any Israeli withholding Tax in relation to any payments made with respect to any Company Options, Ordinary Shares or Company RSU Awards (whether or not subject to Section 102 of the Ordinance) to the Paying Agent or the 102 Trustee in connection with the Merger (the “Interim Options Tax Ruling”).  To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) that (i) with respect to holders of Ordinary Shares that are non−Israeli residents (as defined in the Ordinance or as will be determined in accordance with guidance from the ITA), (A) exempts Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Taxes levied, assessed, charged or imposed by any Governmental Entity in Israel from any consideration payable or otherwise deliverable to such holders pursuant to this Agreement, including the Merger Consideration, or clarifies that no such obligation exists, or (B) clearly instructs Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Ordinary Shares (other than Company 102 Shares) that are Israeli residents (as defined in the Ordinance or as will be determined in accordance with guidance from the ITA) (x) exempts Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Taxes levied, assessed, charged or imposed by any Governmental Entity in Israel from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructs Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (such ruling, as granted by the ITA, the “Withholding Tax Ruling”).  At any time prior to the Closing Date, upon the request of Parent, the Company shall promptly seek to obtain an interim tax ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) with respect to the matters described by this Section 5.16(b), and to the extent such interim ruling has been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.

(c)          Without limiting the generality of this Section 5.16, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling, the Interim Options Tax Ruling (if applicable) and the Withholding Tax Ruling. The final text of any draft Options Tax Ruling, Interim Options Tax Ruling (if applicable), or Withholding Tax Ruling submitted to the ITA shall be subject to the prior written confirmation of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Neither the Company nor its Representatives shall make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company and its Representatives shall enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain Options Tax Ruling, the Interim Options Tax Ruling (if applicable), and the Withholding Tax Ruling as promptly as practicable.

(d)          The parties hereto understand and acknowledge that the Options Tax Ruling and/or the Withholding Tax Ruling may not be timely obtained or may not grant the rulings requested in the applications. The parties further understand and acknowledge that the benefits to holders contemplated in this Section 5.16 may not be granted, or may not be granted in full.  If either of the Options Tax Ruling or the Withholding Tax Ruling (including any such interim rulings) is not obtained prior to Closing, the provisions of Section 2.5 shall govern the payment of any consideration to be paid by or on behalf of Parent and/or the Merger Sub under this Agreement.

ARTICLE VI
 CONDITIONS PRECEDENT

6.1.          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver by such party at or prior to the Effective Time of the following conditions:

(a)          Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval in connection with the adoption of this Agreement.

(b)          Clearance. The applicable approvals, clearances or waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and as set forth on Section 6.1(b) of the Company Disclosure Schedule shall have been obtained, expired or been earlier terminated.

(c)          Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub.

(d)          No Injunctions or Restraints; Illegality. No injunction, writ, order, award, judgment, settlement or decree issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

6.2.          Conditions to Obligations of Parent. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(a), Section 3.3,  Section 3.7(a), and Section 3.27 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to a specified date, in which case such representations and warranties shall be true and correct as of such specified date), (ii) the representations and warranties of the Company contained in Section 3.2 shall be true and correct in all respects (except where the failure to be so accurate in all respects would not be reasonably expected to result in additional cost, expense or liability to the Company, Parent or their respective affiliates, individually or in the aggregate, that is more than $2,000,000) as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), and (iii) all other representations and warranties of the Company contained herein shall be true and correct as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (in each case without giving effect to any Material Adverse Effect or other materiality qualifications or limitations contained therein) (except to the extent any such representations and warranties expressly relate to a specified date, in which case such representations and warranties shall be so true and correct as of such earlier date), except, for purposes of this clause (iii), for any failures of such representations and warranties to be so true and correct to the extent that such failures have not had and would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the foregoing effect.

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, other than Section 5.15 (it being understood that the Company’s failure to comply with Section 5.15 will not constitute a failure to perform under this Agreement). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the foregoing effect.

6.3.          Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.1 and Section 4.2 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date and (ii) all other representations and warranties of Parent and Merger Sub contained herein shall be true and correct as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (in each case without giving effect to any Parent Material Adverse Effect or other materiality qualifications or limitations contained therein) (except to the extent any such representations and warranties expressly relate to a specified date prior to the date of this Agreement, in which case such representations and warranties shall be so true and correct as of such earlier date), except for any failures of such representations and warranties to be so true and correct to the extent that such failures have not had and would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the foregoing effect.

(b)          Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf Parent by an executive officer of Parent to the foregoing effect.

ARTICLE VII
 TERMINATION AND AMENDMENT

7.1.          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)          by mutual consent of Parent and the Company in a written instrument;

(b)          by either Parent or the Company, by written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however that (i) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have materially complied with its obligations under Section 5.5 and (ii) the right to terminate this Agreement under this Section 7.1(b) shall not be available to a party if the issuance of such final, non-appealable order was primarily due to the failure of such party to perform any of its obligations under Section 5.5 of this Agreement;

(c)          by either Parent or the Company, by written notice to the other party, if the Effective Time shall not have occurred on or before August 30, 2017, or at such later date agreed upon in writing by all parties hereto (the “End Date”); provided, however, if the Company Shareholders Meeting is postponed, adjourned or delayed for any reason, the End Date shall be automatically extended by the sum of the number of days of each postponement, adjournment and delay of the Company Shareholders Meeting from the first date on which the Company Shareholders Meeting was to occur (it being agreed, for the avoidance of doubt, that the number of days that the End Date shall be extended pursuant to this proviso shall not exceed the number of days from the first date on which the Company Shareholders Meeting was scheduled to occur until the date on which the Company Shareholders Meeting actually occurs); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose actions or omissions have been the primary cause of, or the primary factor that resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement (the actions, omissions or breach of Merger Sub shall be deemed actions, omissions or breach of Parent);

(d)          by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), by written notice to the other party, if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby by reason of a failure of a condition under Article VI hereof;

(e)          by either Parent or the Company, by written notice to the other party, if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger;

(f)          by Parent, by written notice to the Company, (i) if the Company Board shall have effected, prior to obtaining the Company Shareholder Approval, a Company Board Recommendation Change (whether or not in compliance with Section 5.4) or the Company shall have failed to include the Company Recommendation in the Proxy Statement, (ii) the Company shall have entered into an Alternative Acquisition Agreement, (iii) the Company shall have committed a material breach of Section 5.3 or Section 5.4 (without taking into account references to “material” in Section 5.4 for this purpose), in each case, in a manner that impairs, prevents or materially delays the consummation of the Merger and such breach cannot be or was not cured reasonably promptly after written notice to the Company by Parent, (iv) after the No-Shop Period Start Date, the Company shall have failed to publicly recommend against any Company Acquisition Proposal by a person unaffiliated with Parent (including, for these purposes, by taking no position with respect to the acceptance of any tender offer or exchange offer by the Company’s shareholders) within ten (10) Business Days after receipt of a written request from Parent, (v) after the No-Shop Period Start Date, the Company Board shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days after the date Parent so requests in writing (or, if the Company Shareholders Meeting is scheduled to be held within ten (10) Business Days of such request, within two (2) Business Days after such request) or (vi) the Company Board shall have publicly announced an intention to effect any of the foregoing prior to obtaining the Company Shareholder Approval; or

(g)          (1) by the Company, by written notice to Parent, if (x) all of the conditions in Section 6.1 and Section 6.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of Parent or Merger Sub to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), (y) on or after the date the Closing should have occurred pursuant to Section 1.2, the Company has delivered written notice to Parent that (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of Parent or Merger Sub to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), and (ii) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived in writing by Company (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions are capable of being satisfied), and (z) Parent and Merger Sub have failed to consummate the Closing on or before the fifth (5th) Business Day after the later of (A) the first day that the conditions set forth in Section 6.1 and Section 6.3 have been satisfied, and (B) the date on which the Company provides such notice to Parent irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice or (2) by Parent, by written notice to the Company, if (x) all of the conditions in Section 6.1 and Section 6.3 have been satisfied or waived in writing by the Company (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of the Company to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), (y) on or after the date the Closing should have occurred pursuant to Section 1.2, Parent has delivered written notice to the Company that (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived in writing by the Company (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of the Company to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), and (ii) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions are capable of being satisfied), and (z) the Company has failed to consummate the Closing on or before the fifth (5th) Business Day after the later of (A) the first day that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied, and (B) the date on which Parent provides such notice to the Company irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice; or

(h)          by the Company, by written notice to Parent, prior to obtaining the Company Shareholder Approval, if (1) the Company has not breached its obligations under Section 5.4 regarding such Company Acquisition Proposal, (2) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, including Section 5.4(e), to enter into a definitive agreement to effect a transaction constituting a Company Superior Proposal, (3) the Company concurrently with such termination pays to Parent or its designee in immediately available funds the Termination Fee and (4) the Company enters into such definitive agreement substantially concurrently with such termination.

7.2.          Effect of Termination.

(a)          In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, or any other Company Related Party or Parent Related Party shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) this Section 7.2 and Article VIII, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its “willful and material breach” of any provision of this Agreement; provided, that in no event shall any party hereto be liable for any indirect, consequential or punitive damages or loss of profits.  For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b)          The Company shall pay Parent or its designee, by wire transfer of immediately available funds, the Termination Fee if this Agreement is terminated as follows:

(i)           if this Agreement is terminated by (A) Parent pursuant to Section 7.1(f) then the Company shall pay to Parent or its designee the Termination Fee on the second (2nd) Business Day following such termination or (B) the Company pursuant to Section 7.1(h), then the Company shall pay to Parent or its designee the Termination Fee concurrent with such termination; and

(ii)          if (A) a Company Acquisition Proposal shall have been publicly announced at any time after the date of this Agreement and prior to the termination of this Agreement, (B) thereafter, this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(c) or Section 7.1(e) or Parent pursuant to Section 7.1(d) or Section 7.1(g)(2), and (C) within nine (9) months of such termination the Company or any of its Subsidiaries consummates a Company Acquisition Proposal, then the Company shall pay the Termination Fee to Parent or its designee on the date of the consummation of such Company Acquisition Proposal; provided, however, that solely for the purpose of this clause (ii), all references in the definition of Company Acquisition Proposal to “20% or more” shall instead refer to “50% or more”.

(c)          Any Termination Fee that becomes payable pursuant to Section 7.2(b) shall be paid by wire transfer of immediately available funds to an account designated by Parent. The parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(d)          The Company and Parent agree that the agreements contained in Section 7.2(b) and Section 7.2(c) are integral parts of the transactions contemplated by this Agreement.  The parties agree that (i) the Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision, and (ii) in any circumstance in which this Agreement is terminated and Parent is entitled to the receipt of the Termination Fee pursuant to Section 7.2(b), the Termination Fee shall, except in the case of willful and material breach and subject to Section 8.12, constitute the sole and exclusive remedy (whether pursuant to Law, in equity, in Contract, in tort or otherwise) under this Agreement of  Parent and Merger Sub and any Parent Related Party.  In the event Parent or its designee is required to commence a proceeding to seek all or a portion of the amounts payable to Parent or its designee under Section 7.2(c), and Parent or its designee prevails in such proceeding, Parent or its designee shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under Section 7.2(c), all reasonable expenses (including reasonable attorneys’ fees) which it has incurred in enforcing its rights hereunder, together with interest on such amount or portion thereof at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made through the date the payment was actually received.

(e)          While Parent may pursue both a grant of specific performance in accordance with Section 8.12 and the payment of the Termination Fee, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in the Effective Time occurring and the payment of the Termination Fee.

ARTICLE VIII
 GENERAL PROVISIONS

8.1.          Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2.          Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by an instrument in writing signed on behalf of each of the parties hereto, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.3.          Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend, the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.4.          Expenses.  Except as provided in Section 7.2(d) and Section 5.5(a), all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated; provided, however, that at the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, pay all fees, costs and expenses in connection with the negotiation, preparation, execution and consummation of this Agreement, the Merger and the other transactions contemplated hereby incurred by the Surviving Company prior to the Effective Time.

8.5.          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon confirmation or receipt if delivered personally, by facsimile or email, on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)          if to Parent or Merger Sub, to:

Lupert Ltd.
c/o Apax Partners Israel Ltd.
 4 Berkowitz St
Tel Aviv 6423803 Israel
Tel: +44-20-7872-6300
 Fax: +44-20-7666-6441
Attn: Steven Dyson
 Email: steven.dyson@apax.com

with copies to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.
Ramat Gan 5250608, Israel
 Tel: +972-3-610-3159
Fax:  +972-3-6103656
 Attn: Asaf Harel, Adv.
Email: aharel@meitar.com

and to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
 Tel: (212) 455-2813; (212) 455-3733
Fax:  (212) 455-2502
 Attn: Ryerson Symons; Michael T. Holick
Email: rsymons@stblaw.com; mholick@stblaw.com

(b)          if to the Company, to:

Syneron Medical Ltd.
 Industrial Zone, Tavor Building
P.O.B. 550, Yokneam Illit 20692, Israel
Fax:  + 972 73 244 2202
 Attn: Amit Meridor, CEO
Email: amitm@syneron-candela.com

with a copy to (which shall not constitute notice):

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Tower
Tel Aviv 6701101, Israel
Tel: +972 3 607 4444
Fax:  +972 3 607 4422
Attn:  Adv. Gene Kleinhendler, Partner
 Email: Gene@gkh-law.com

and to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105-2482
Tel: (415) 268-7000
Fax:  (415) 268-7522
Attn:  Adv. Jackie Liu, Partner
 Email: jliu@mofo.com

8.6.          Certain Definitions.  For purposes of this Agreement:

“102 Trust Period” means the minimum trust period required by Section 102 of the Ordinance according to the applicable tax route.

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Securities.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“affiliate” means (unless otherwise specified), with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person; provided, that any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with a person shall not be considered an “affiliate” of such person.

“Approval” shall mean a consent, authorization, approval, filing, registration, license, franchise, permit, notification, exemption, variance, waiver or non-objection of any Governmental Entity or other person.

“Business Day” means any day that is not a Friday, Saturday, Sunday or other day on which banking organizations in New York or Israel are required or authorized by Law to be closed.

“Claims” means any civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, allegations, consumer complaints or enforcement actions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 102 Option” shall mean any Company Option that was intended to be granted pursuant to Section 102(b) of the Ordinance and is held by the 102 Trustee.

“Company 102 RSU” means each Company RSU Award that was intended to be granted pursuant to Section 102(b) of the Ordinance and is held by the 102 Trustee.

“Company 102 Securities” means, collectively, the Company 102 Options, Company 102 RSUs and the Company 102 Shares.

“Company 102 Share” shall mean any Ordinary Share that was issued upon the exercise of a Company 102 Option or Company 102 RSU and is held by the 102 Trustee.

“Company Acquisition Proposal” means any proposal or offer from any person (other than Parent or any of its Subsidiaries) relating to any (i) direct or indirect acquisition, purchase or sale, in one transaction or a series of related transactions, of assets that constitute 20% or more of the consolidated revenues, net income or consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, (ii) liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, (iii) merger, reorganization, recapitalization, share exchange, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries or (iv) direct or indirect purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its Subsidiaries that, if consummated, would result in any person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons  beneficially owning securities representing 20% or more of the equity or total voting power of the Company, any of its Subsidiaries or the surviving parent entity in such transaction.

“Company Option” means an option to purchase Ordinary Shares of the Company granted pursuant to the Company Stock Plans.

“Company Related Party” shall mean the Company and current, as of the time of determination, affiliate, officer, director, manager, employee, shareholder, equityholder, member or manager of the Company.

“Company RSU Award” means an award of restricted share units of the Company, covering Ordinary Shares of the Company, granted pursuant to the Company Stock Plans.

“Company Shareholders” means holders of Ordinary Shares.

“Company Stock Plans” means (i) the Company’s 2014 U.S. Stock Incentive Plan, (ii) the Company’s 2014 Israeli Stock Incentive Plan, (iii) the Company’s 2004 Stock Incentive Plan, (iv) the Company’s 2004 Israel Stock Option Plan, (v) Candela Corporation 2008 Stock Plan and (vi) the Syneron Inducement Grant Program in each case, as amended and as may be amended from time to time.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (with all references in the definition of Company Acquisition Proposal to “twenty percent (20%)” changed to “fifty percent (50%)” for purposes of this definition) made by any person on terms that the Company Board determines in good faith, after consultation with the Company’s outside financial and legal advisors, is reasonably likely to be consummated in accordance with its terms on a timely basis and would result, if consummated, in a transaction that is more favorable to the Company’s shareholders from a financial point of view than the Company Merger, after taking into account (i) the legal and financial aspects of the offer or proposal, (ii) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement) and (iii) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 5.4 of this Agreement).

“Contract” means any written or oral license, lease, agreement, contract, understanding, permit, concession, franchise, note, bond, mortgage, indenture, deed of trust or other instrument or obligation.

“control” with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Environmental Permits” means all Approvals required under or issued pursuant to any Environmental Law.

“Excluded Party” means any person, group of persons or group of persons that includes any person or group of persons, from whom the Company or any of its Representatives has received and prior to the No-Shop Period Start Date a bona fide written Company Acquisition Proposal that (x) the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisor), prior to the No-Shop Period Start Date, constitutes a Company Superior Proposal or is reasonably expected to lead to a Company Superior Proposal, (y) remains pending as of, and shall not have been withdrawn or otherwise abandoned prior to, the No-Shop Period Start Date and (z) as of any date following the No-Shop Period Start Date, has not been withdrawn or otherwise abandoned; provided that if the process contemplated by Section 5.4(e)(iii) has commenced, such person shall continue to be an Excluded Party until the fourth (4th) Business Day or second (2nd) Business Day, as applicable, on which Parent has most recently delivered a revised proposal or offer with respect to which such Excluded Party has not, within such four (4) Business Day period or two (2) Business Day period, as applicable, delivered a new or amended bona fide written Company Acquisition Proposal that the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisor) constitutes a Company Superior Proposal (taking into consideration Parent’s revised proposal or offer).

“Government Official” means any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of any Governmental Entity or any government-owned or government-controlled enterprise, or any political party or political party official, or any candidate for political office.

“Governmental Entity” means any national, federal, state, local or foreign court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization.  For the avoidance of doubt, Governmental Entity includes the Israeli National Authority for Technological Innovation (previously known as the Office of Chief Scientist of the Israeli Ministry of Economy and Industry).

“Health Care Laws” means any and all applicable Laws related to health regulatory matters, including without limitation: (a) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301, et seq.); (b) the FDA’s fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991); (c) the requirements of the Health Insurance Portability and Accountability Act of 1996; Privacy Rule and Security Rules as contained in 45 CFR Part 160 and 164 and as amended by the Health Information Technology for Economic and Clinical Health Act; (d) 42 U.S.C. § 1320a-7, 7a and 7b; (e) the False Claims Act (31 U.S.C. §§ 3329-3733) or similar law related to false claims for payment by a commercial or private payor; the Public Health Services Act (42 U.S.C. ch. 6A § 201 et seq.); (f) the Federal Trade Commission Act (15 U.S.C. §§ 41-58); and (g) any regulations promulgated under any of the foregoing and any related or similar foreign, federal state or local applicable Laws concerning the subject matter of the foregoing.

“Intellectual Property” means all intellectual property rights worldwide, including (a) trademarks, service marks, trade names, corporate names, Internet domain names, logos and other source identifiers and all goodwill associated therewith and symbolized thereby, (b) patents, inventions, methods and processes, (c) trade secrets, know-how, models and algorithms, (d) works of authorship, copyrights and copyrighted works (including software), and (e) all registrations, applications, renewals, extensions, continuations, continuations-in-part, divisions, re-issues, re-examinations and foreign counterparts thereof.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry, of the individuals set forth in Section 8.6(i) of the Company Disclosure Schedule; provided, however, that with respect to the representations and warranties set forth in Section 3.14 (Intellectual Property), “reasonable inquiries” do not require such individual to conduct, to have conducted, to obtain or to have obtained any freedom-to-operate opinions or similar opinions of counsel or any patent clearance searches.

“Liens” means any liens, licenses, charges, encumbrances, adverse ownership rights or claims and security interests whatsoever.

“Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences, (A) has or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (B) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to clause (A) above, there shall be excluded any fact, circumstance, event, change, effect or occurrence on the Company and its Subsidiaries to the extent caused by, resulting from or relating to, in each case, in Israel, the United States, Europe, Asia or any specific country or region in the world where the Company or any of its Subsidiaries has operations: (i) any change in Laws of general applicability or published interpretations thereof by courts or Governmental Entities or in U.S. GAAP after the date hereof, (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby, including to the extent arising out of or resulting therefrom, the impact on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, resellers, licensors or other business partners as well as the identity of Parent and any announced plans or intentions of Parent with respect to the Company or the business of the Company and its Subsidiaries following the Closing; (iii) the taking of any action required by this Agreement, or the failure to take any action to which Parent has approved or required by this Agreement; (iv) any changes in general economic conditions or in prevailing interest rates, currency exchange rates or the financial or capital markets (including changes in securities trading prices and volumes) generally affecting the industries and geographies in which the Company and its Subsidiaries operate; (v) the failure by the Company and its Subsidiaries to meet internal or published projections or forecasts or published revenue or earnings predictions (but not the underlying causes thereof); (vi) hurricanes, earthquakes, floods or other natural disasters; (vii) the commencement of a war, armed hostilities or acts of sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism); (viii) any changes in political conditions, (ix) any legal proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby; or (x) any of the items specified in Section 8.6(ii) of the Company Disclosure Schedule to the extent (1) arising after the date hereof and (2) the Company did not have knowledge prior to the date hereof that such fact, circumstance, event, change, effect or occurrence would arise (provided that the qualifications in clauses (1) and (2) of this clause (x) shall not apply to the first bullet point on Section 8.6(ii) of the Company Disclosure Schedule); provided, that the effect of such changes described in clauses (i), (iv), (vi), (vii) or (viii) shall not be excluded to the extent of the disproportionate impact, if any, they have on the Company and its Subsidiaries relative to other companies of comparable size in the industries in which the Company and its Subsidiaries operate.

“Materials of Environmental Concern” shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, or radioactivity, and any pollutant, contaminant, hazardous or toxic substance or waste, or terms of similar meaning, that are defined or regulated as such under, and any other substances that could give rise to liability pursuant to, any Environmental Law.

“NASDAQ” shall mean The NASDAQ Global Select Market.

“OCS” shall mean the Israeli National Authority for Technological Innovation (previously known as the Office of Chief Scientist of the Israeli Ministry of Economy and Industry).

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 1984, to be submitted by the Company promptly after the date hereof. Parent will cooperate with the Company by executing and delivering the undertaking to comply with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984, in the form required by the OCS.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Open Source Materials” means software or other material that is distributed as “free software” or “open source software” as such terms are defined by the Free Software Foundation, or under licensing or distribution terms substantially similar thereto.

“Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

“Parent Related Party” shall mean Parent, Merger Sub and any of their respective former, current and future affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns or any former, current and future affiliate, officer, director, manager, employee, shareholder, equityholder, member, manager, partner, agent, representative, successor or assign of any of the foregoing.

“Performance Standards” shall mean (a) all applicable published safety standards and certifications, (b) all contractual performance standards or specifications, and (c) all applicable regulatory requirements for a product, including but not limited to regulatory guidance or guidelines and general and special controls for medical devices.

“Permitted Lien” shall mean (a) routine statutory Liens securing liabilities not yet due and payable; (b) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (d) contractual liens of landlords attaching to landlord’s fee interest in the leased real property and which are permitted under the terms of the relevant Lease; and (e) with respect to Intellectual Property and Intellectual Property rights, restrictions associated with non-exclusive licenses.

“person” shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, government or any agency or political subdivision thereof, or any other entity or any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing.

“Recall” means any field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety notices, or safety alerts relating to an alleged lack of safety, efficacy, or regulatory compliance of any product manufactured, distributed, or marketed by or on behalf of the Company or its Subsidiaries.

“Release” mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing, or dumping into the indoor or outdoor environment, whether intentional or unintentional.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first person or a Subsidiary of such first person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first person and/or one or more Subsidiaries thereof.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including, but not limited to income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, escheat, employment-related, commercial rent or withholding, net worth, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty, utility, environmental, value-added, recapture, withholding, backup withholding or other taxes, including any interest, penalties, fines and additions (to the extent applicable) thereto, whether disputed or not; and “Tax Return” means any return, report, declaration, information return or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes or declarations of estimated Taxes and any amendments, supplements or attached schedules to any of the foregoing.

“Termination Fee” means an amount equal to $13,910,000; provided, that if the Company terminates this Agreement pursuant to Section 7.1(h) with respect to an Excluded Party, either prior to the No-Shop Period Start Date or after, then the Termination Fee means an amount equal to $5,960,000.

“Third Party Manufacturers” means third party entities that provide services to the Company and its Subsidiaries related to the design, development, testing, investigation, manufacture, packaging, labeling, safety surveillance, processing, handling, storage and distribution of the Company’s and its Subsidiaries’ products.

“Total Consideration” means the sum of the aggregate Merger Consideration and the aggregate Award Consideration.

“U.S. GAAP” mean United States generally accepted accounting principles.

8.7.          Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references shall refer to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  In this Agreement, all references to “dollars” or “$” are to United States dollars and all references to “NIS” are to Israeli new shekel.  This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same.  Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same.  Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.  For the purposes of this Agreement, the term “made available” or “provided to”, with respect to any document or item, shall mean that such document or item has been made available to Parent and its Representatives in the electronic data room maintained by the Company at https://www.intralinks.com or on before three (3) Business Days prior to the date of this Agreement.

8.8.          Counterparts.  This Agreement may be executed and delivered (including by facsimile, “.pdf” or other electronic transmission) and in one or more counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.9.          Entire Agreement; No Third Party Beneficiaries.

(a)          This Agreement (together with the documents and the instruments referred to herein and the Voting Agreement and the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)          Except for: (a) Article II, with respect to the rights of holders of Ordinary Shares, Company Options and Company RSU Awards to receive the payments provided in Sections 2.1, 2.3 and 2.4, which from and after the Effective Time shall be for the benefit of any person entitled to such payment thereunder, (b) Section 5.7, which from and after the Effective Time shall be for the benefit of each Indemnified Party, his or her heirs and personal representatives and (c) Sections 8.2, 8.9(b), 8.10, 8.11 and 8.16 with respect to Parent Related Parties, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein.

(c)          The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.3 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.10.        Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

8.11.        Consent to Jurisdiction.  Each of the parties hereto (i) agrees that any action or proceeding arising out of or in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.12.        Specific Performance.

(a)          Each of Parent, Merger Sub and the Company agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that, Parent, Merger Sub and the Company shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 8.11 above, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)          Notwithstanding the foregoing provisions of Section 8.12(a), it is explicitly agreed that, prior to termination of this Agreement, the Company shall be entitled to seek specific performance of Parent’s obligations to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter in order to fund the transactions contemplated hereby and to consummate the transactions contemplated by this Agreement, including by demanding Parent to fully enforce the terms of the Equity Commitment Letter against the Investors party thereto, solely if, (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived at the time the Closing is required to have occurred pursuant to Section 1.2 (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), and (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2.

8.13.        Severability.  Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders.  Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

8.14.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party, except that Parent and Merger Sub may assign all or any of its rights and obligations hereunder to any Subsidiary of Parent without the prior written consent of the Company; provided, however, that no such assignment shall be permitted without the prior written consent of the Company if such assignment could increase the risk that any of the conditions set forth in Article VI may not be timely satisfied, result in a breach of any of covenants and agreements set forth in this Agreement or adversely affect the Company; provided, further, however, that no such assignment shall relieve Parent or Merger Sub of any obligation or liability under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.15.        Mutual Drafting. The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.16.        Non-Recourse.  No person other than the parties to this Agreement have any obligations hereunder and no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against, and no personal liability shall attach to, be imposed on or otherwise be incurred by any Parent Related Party (other than the Investors to the extent set forth in the Equity Commitment Letter), whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  In no event shall the Company or any of its affiliates, and the Company agrees not to and to cause its controlled affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party not a party to this Agreement (other than to the extent set forth in the Equity Commitment Letter).

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

LUPERT LTD.
By:	/s/ Steven Dyson
Name: Steven Dyson
Title: Authorized Officer
RENDEL AMARE LTD.
By:	/s/ Steven Dyson
Name: Steven Dyson
Title: Authorized Officer

[Signature page to Merger Agreement]

SYNERON MEDICAL LTD.
By:	/s/ Amit Meridor
Name: Amit Meridor
Title: CEO
By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: CFO

[Signature page to Merger Agreement]